EXHIBIT 99.2

 EXECUTION VERSION

THIS TRANSACTION AGREEMENT is made this 2nd day of April, 2019 (the “Agreement Date”)

AMONG:

FIRSTSERVICE CORPORATION, a corporation existing under the Laws of the Province of Ontario (“FirstService”)

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HENSET CAPITAL INC., a corporation existing under the Laws of the Province of Ontario (“Henset Capital”)

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JAYSET CAPITAL CORP., a corporation existing under the Laws of the Province of Ontario (“Jayset Capital”)

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FSV Shares LP, a limited partnership existing under the Laws of the Province of Ontario (the “Hennick LP”), by its general partner, 2688845 Ontario Inc., a corporation existing under the Laws of the Province of Ontario (“Hennick GPco”)

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JAYSET MANAGEMENT FSV INC., a corporation existing under the Laws of the Province of Ontario (“Jayset Mgt”)

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JAY S. HENNICK, an individual resident in the City of Toronto, Ontario (“Jay”, and together with the Sellers, Henset Capital, Hennick GPco and Jayset Mgt, the “Hennick Parties”).

WHEREAS:

A.	on the Agreement Date: (i) Jayset Capital owns, beneficially and of record, all of the issued and outstanding shares in the capital of each of Hennick Holdco and Hennick GPco and all of the issued and outstanding limited partnership interests of the Hennick LP; (ii) Hennick GPco owns, beneficially and of record, all of the issued and outstanding general partnership interests of the Hennick LP; and (iii) Hennick Holdco owns, beneficially and of record, all of the issued and outstanding shares in the capital of each of Jayset Mgt and Hennick Subco;

B.	Henset Capital owns, beneficially and of record, 1,325,694 Multiple Voting Shares in the capital of FirstService, being all of the issued and outstanding Multiple Voting Shares;

C.	FirstService, Jayset Mgt and Jay are parties to the MSA, pursuant to which Jayset Mgt has been providing management and other services to FirstService;

D.	prior to the Closing Date, the Hennick Parties will complete a series of transfers, exchanges and other matters substantially as set out in the Reorganization Memo, following the completion of which it is expected that: (i) Jayset Capital will own, beneficially and of record, all of the issued and outstanding common shares in the capital of Hennick Holdco; and (ii) the Hennick LP will own, beneficially and of record, all of the issued and outstanding preferred shares in the capital of Hennick Holdco;

E.	the Parties are entering into this Agreement for the purpose of, among other things, having:

(i)	FirstService indirectly purchase from the Sellers all of the issued and outstanding shares in the capital of Jayset Mgt and, thereafter, terminate the MSA; and

(ii)	Henset Capital convert all of the Multiple Voting Shares owned by it into Subordinate Voting Shares on a one-for-one basis without any payment therefor pursuant to the terms of the Multiple Voting Shares contained in the Constituent Documents of FirstService;

in each case, upon the terms and conditions set forth in this Agreement; and

F.	after receiving a report recommending approval of the Transactions from the Compensation Committee, the FirstService Board has approved this Agreement as being in the best interests of FirstService, has authorized FirstService to enter into this Agreement and to complete the Transactions and recommends to the holders of Subordinate Voting Shares that they should vote in favor of the Transaction Resolution.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the Parties, and intending to be legally bound, the Parties covenant and agree as follows:

Article 1 – DEFINITIONS AND INTERPRETATION

1.1          Definitions. As used in this Agreement:

(a)	“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

(b)	“Agreement” means this Transaction Agreement, as amended, supplemented and/or restated from time to time;

(c)	“Agreement Date” has the meaning given on the first page of this Agreement;

(d)	“Allocation Schedule” has the meaning given in Section 3.4;

(e)	“ASPE” the Canadian Accounting Standards for Private Enterprises, as in force at a given date, as well as the policies, procedures and methodology thereunder, all as amended from time to time;

(f)	“Bankruptcy Event” means, in respect of the Person then being referred to, that such Person: (i) is, has become or is deemed to be insolvent, liquidated or bankrupt within the meaning of, or has otherwise become subject to any insolvency, liquidation or bankruptcy actions or proceedings under, such insolvency, liquidation and bankruptcy or other like Laws as are applicable to such Person; (ii) has proposed a compromise or arrangement to such Person’s creditors generally or has taken any proceedings (whether public or private) with respect thereto or has had any declaration, petition or receiving order in bankruptcy or other like document filed against such Person; (iii) has taken any proceedings to have such Person declared bankrupt or insolvent or, if such Person is other than a human being, wound-up, dissolved or liquidated; or (iv) has taken any proceedings or given any consents to have a receiver, trustee, custodian, manager, creditors’ agent, encumbrancer or other like official or Person appointed over all or any part of such Person’s assets or property, or has had any receiver, trustee, custodian, manager, creditors’ agent, encumbrancer or other like official or Person take possession of all or any part of such Person’s assets or property, or has had any execution or distress become enforceable or become levied or enforced upon all or any part of such Person’s assets or property;

(g)	“Business Day” means a day other than a Saturday, a Sunday, a day which is observed as a legal holiday in the Province of Ontario and any day on which the Toronto Stock Exchange or the NASDAQ Global Select Market is not open for the regular conduct of business;

(h)	“Circular” means the management information circular of FirstService relating to, among other things, the consideration of the matters contemplated in subsection 2.4(a), including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to holders of Subordinate Voting Shares and Multiple Voting Shares in connection with the Meeting;

(i)	“Closing” has the meaning given in Section 8.4;

(j)	“Closing Cash” means the aggregate amount of cash of the Purchased Entities as of the Closing Time;

(k)	“Closing Date” has the meaning given in Section 8.4;

(l)	“Closing Time” means the time on the Closing Date at which the Closing occurs, which time shall be 8:30 a.m. (Toronto, Ontario local time) or such other time on the Closing Date as the Parties agree upon;

(m)	“Compensation Committee” means the executive compensation committee of the FirstService Board empowered to evaluate, make proposals with respect to, negotiate, consider the desirability, feasibility and fairness of, and report to the FirstService Board on a potential transaction in the nature of the Transactions, including as to whether such a potential transaction is in the best interests of FirstService;

(n)	“Constituent Documents” means, in respect of the corporation, partnership, trust or other entity then being referred to, those documents pursuant to which it was incorporated, created, formed or established and which deal with its existence, conduct, governance, constitution and/or management, in each case, as amended, supplemented and/or restated, and in effect;

(o)	“Contract” means any agreement, contract, arrangement, commitment, instrument, debenture, note, deed of trust, indenture, lease, guarantee, understanding or undertaking of any kind, whether written, electronic or oral;

(p)	“Credit Agreement” has the meaning given in subsection 8.1(c);

(q)	“Employee Benefit Plan” means each employee benefit plan, arrangement, agreement, policy or commitment (including any multi-employer plan) and any employment, consulting, retention, change in control, deferred compensation, executive compensation, bonus, incentive, pension, registered retirement saving (RRSP), individual pension (IPP), money-purchase, defined benefit, defined contribution, profit-sharing, savings, retirement, share/security option, equity, equity-based, share/security appreciation right, share/security purchase, severance, health, dental, medical, life insurance, survivor benefit, life, disability or accident insurance, holiday, vacation, fringe benefit or similar plan, arrangement, agreement, policy or commitment, which has been administered, sponsored or maintained by a Purchased Entity or by any other Person for and on behalf of a Purchased Entity and/or its employees;

(r)	“Encumbrances” means liens, claims, charges, adverse claims, security interests, hypothecations, pledges, mortgages, rights of first refusal, first offer, first negotiation and similar contingent rights, and similar encumbrances of any kind;

(s)	“End Date” has the meaning given in subsection 12.1(b);

(t)	“Financial Statements (Annual)” means, collectively, the following unaudited financial statements of Jayset Mgt: (i) the balance sheet as at December 31, 2018 and 2017; and (ii) the statement of earnings for the years ended December 31, 2018 and 2017, together with any notes thereto;

(u)	“Financial Statements (Interim)” means, collectively, the following unaudited financial statements of Jayset Mgt: (i) the balance sheet as at March 31, 2019; and (ii) the statement of earnings for the three-month period ended March 31, 2019, together with any notes thereto;

(v)	“FirstService” has the meaning given on the first page of this Agreement;

(w)	“FirstService Board” means the board of directors of FirstService;

(x)	“FirstService Fundamental Representations” means the representations and warranties of FirstService set forth in subsections 5.1(a) [Subsistence of FirstService]; 5.1(b) [Enforceability of Transaction Documents on FirstService], 5.1(c) [Authority of FirstService to Execute Transaction Documents] and 5.1(f) [Shares of FirstService];

(y)	“FirstService Indemnified Parties” has the meaning given in Section 11.1;

(z)	“Governmental Authorities” means: (i) all national, federal, provincial, territorial, state and local governments and governmental and quasi-governmental and public authorities, agencies, courts, boards, commissions, professional bodies, ministries and other similar bodies; (ii) any subdivision or authority of any of the bodies noted in the immediately foregoing (i); and (iii) any stock exchange;

(aa)	“Hennick Fundamental Representations” means the representations and warranties of a Sale Party or Sale Parties set forth in subsections 4.1(a) [Authority of Sale Party to Execute Transaction Documents], 4.1(b) [Enforceability of Transaction Documents on Sale Party], 4.1(h) [Ownership of Hennick Holdco Shares and Power to Sell], 4.1(i) [No Rights to Purchase Purchased Shares], 4.2(a) [Purchased Entity Information], 4.2(b) [Purchased Subsidiaries and Other Ownership Interests of Purchased Entity], 4.2(c) [Capitalization], 4.2(d) [Authority of Jayset Mgt to Execute Transaction Documents], and 4.2(e) [Enforceability of Transaction Documents on Jayset Mgt];

(bb)	“Hennick GPco” has the meaning given on the first page of this Agreement;

(cc)	“Hennick Holdco” means 2688839 Ontario Inc., a corporation existing under the laws of the Province of Ontario;

(dd)	“Hennick Holdco Common Shares” means, collectively, the shares in the capital of Hennick Holdco which are designated as “Common shares” in the Constituent Documents of Hennick Holdco;

(ee)	“Hennick Holdco Preferred Shares” means, collectively, the shares in the capital of Hennick Holdco which are designated as “Preferred shares” in the Constituent Documents of Hennick Holdco;

(ff)	“Hennick Holdco Shares” means, collectively, the Hennick Holdco Common Shares and the Hennick Holdco Preferred Shares;

(gg)	“Hennick Indemnified Parties” has the meaning given in Section 11.2;

(hh)	“Hennick LP” has the meaning given on the first page of this Agreement;

(ii)	“Hennick Parties” has the meaning given on the first page of this Agreement;

(jj)	“Hennick Subco” means 2688843 Ontario Inc., a corporation existing under the laws of the Province of Ontario;

(kk)	“Henset Capital” has the meaning given on the first page of this Agreement;

(ll)	“including” (and variations thereof) means “including without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

(mm)	“Interested Subordinate Voting Shareholders” means, collectively: (i) the Sellers; (ii) each related party (as such term is defined in MI 61-101) of the Sellers; (iii) each joint actor (as such term is described in MI 61-101) of the Sellers and their related parties; and (iv) any other holder of Subordinate Voting Shares whose votes would be excluded if the Transaction Resolution was subject to “minority approval” as defined in MI 61-101;

(nn)	“Interim Period” means the period commencing on the Agreement Date and ending on the earlier of: (i) the Closing Time; and (ii) the day this Agreement is terminated in accordance with Article 12;

(oo)	“ITA” means the Income Tax Act (Canada) and the regulations thereunder;

(pp)	“Jay” has the meaning given on the first page of this Agreement;

(qq)	“Jayset Capital” has the meaning given on the first page of this Agreement;

(rr)	“Jayset Mgt” has the meaning given on the first page of this Agreement;

(ss)	“Laws” means all laws, statutes, regulations, rules, codes, by-laws, orders, ordinances, decrees, treaties, standards, directives, guidelines, principles of law and policies of all Governmental Authorities having jurisdiction over, or application to, the matter(s) and/or Person(s) then being referred to;

(tt)	“Legal Proceedings” means actions, appeals from court judgments, appeals from decisions of Governmental Authorities, applications for review, arbitrations, mediations, assessments, re-assessments, audits, claims, complaints, counterclaims, grievances, investigations, proceedings, demands for arbitration/mediation, lawsuits and suits of any kind (whether in law or in equity and whether administrative, governmental, judicial, private or otherwise) in respect of any act, conduct, omission, matter or thing (whether civil, administrative or criminal in nature);

(uu)	“Liabilities” means all accounts and trade payables, charges, costs, debts, expenses, indebtedness, liabilities, Taxes payable, and payment and other obligations of any kind, whether primary or secondary, direct or indirect, asserted or unasserted, monetary or non-monetary or due or accruing due and whether fixed, contingent, conditional, absolute or otherwise;

(vv)	“Losses” means all assessments, awards, claims, costs, damages, deficiencies, fines, interest, judgments, losses, liabilities, late payment charges, penalties and expenses (including reasonable legal fees and disbursements and court costs) of any kind (and whether or not arising out of a judgment, the appeal of a judgment, an arbitration award, a mediator’s decision or otherwise);

(ww)	“material fact” has the meaning ascribed thereto in the Securities Act (Ontario);

(xx)	“Meeting” has the meaning given in subsection 2.4(a);

(yy)	“Meeting Materials” means the notice of meeting, the Circular and the form of proxy in respect of the Meeting which accompanies the Circular, and any amendments or supplements thereto;

(zz)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(aaa)	“MSA” means the restated management services agreement made effective as of 12:00:30 a.m. (Toronto, Ontario local time) on the 1st day of June, 2015 among FSV Holdco ULC (now FirstService), Jayset Mgt and Jay, as amended by the first amending agreement made the 6th day of February, 2018 among FirstService, Jayset Mgt and Jay;

(bbb)	“MSA Termination Agreement” has the meaning given in subsection 8.2(h);

(ccc)	“Multiple Voting Shares” means, collectively, the shares in the capital of FirstService which are designated as “Multiple Voting Shares” in the Constituent Documents of FirstService;

(ddd)	“MVS Conversion Notice” has the meaning given in Section 2.1;

(eee)	“Net Tax Liability” means a positive number equal to: (i) an amount equal to all unpaid Taxes of the Purchased Entities at the Closing Time (including as may result as a consequence of the Reorganization) related to a Pre-Closing Tax Period of a Purchased Entity, minus (ii) the Closing Cash.

(fff)	“Options and Re-Purchase Obligations” means, as used in relation to the Person then being referred to, all options, warrants, conversion privileges or other rights or Contracts obligating such Person for: (i) the issuance, purchase, sale or transfer of any of the unissued or issued equity or other ownership interests of such Person; or (ii) the repurchase, redemption, retraction, cancellation or other acquisition by any means of any of the issued equity or other ownership interests of such Person;

(ggg)	“Parties” means, collectively, FirstService and the Hennick Parties;

(hhh)	“Person” includes a human being, a corporation, a trust, a partnership, a body corporate, a Governmental Authority, an association and any other form of incorporated or unincorporated organization or entity;

(iii)	“Post-Closing Tax Period” means, for a Purchased Entity then being referred to, any taxable period for such Purchased Entity beginning on or after the Closing Date;

(jjj)	“Pre-Closing Tax Period” means, for a Purchased Entity then being referred to, any taxable period for such Purchased Entity that is not a Post-Closing Tax Period or a Straddle Period;

(kkk)	“Purchase Price” has the meaning given in Section 3.2;

(lll)	“Purchased Entities” means Hennick Holdco together with all of the Purchased Subsidiaries;

(mmm)	“Purchased Shares” has the meaning given in Section 2.2;

(nnn)	“Purchased Subsidiaries” means, collectively, Jayset Mgt and Hennick Subco;

(ooo)	“Reorganization” means the steps contemplated in the Reorganization Memo, as such steps may be amended in accordance with Section 7.5(a);

(ppp)	“Reorganization Memo” means the presentation entitled “Sale of Jayset Management FSV Inc.” prepared by counsel to the Hennick Parties, a copy of which is attached hereto as Schedule “B”;

(qqq)	“Sale Parties” means, collectively, Jay, the Sellers and Henset Capital;

(rrr)	“Sellers” means, collectively, Jayset Capital and Hennick LP, and includes any Person who acquires Purchased Shares pursuant to the Reorganization, becomes a party to this Agreement and sells, assigns and transfers Purchased Shares to FirstService;

(sss)	“Straddle Period” means, for a Purchased Entity then being referred to, any taxable period for such Purchased Entity beginning before the Closing Date and ending after the Closing Date;

(ttt)	“Subordinate Voting Shares” means, collectively, the shares in the capital of FirstService which are designated as “Subordinate Voting Shares” in the Constituent Documents of FirstService;

(uuu)	“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 –Prospectus Exemptions;

(vvv)	“Tax Return” means any report, return, document, declaration, payee statement or other information or filing which is supplied or required to be supplied to any Governmental Authority by a Purchased Entity relating to Taxes (including the payment of Taxes or the claiming of a refund of Taxes) and includes all related forms and elections and schedule(s) or attachment(s) thereto and amendment(s) thereof;

(www)	“Taxes” or “Tax” means all taxes, assessments, levies and other governmental charges and imposts of any kind (whether domestic or foreign; federal, provincial, territorial or municipal; or otherwise), and including amounts payable relating to unclaimed property, abandonment or escheat, together with any interest or penalties, any addition to tax or any additional amount imposed by any Governmental Authority thereon;

(xxx)	“Transaction Documents” means this Agreement together with all Contracts, documents, certificates and other instruments executed and delivered pursuant to the provisions of this Agreement or otherwise in connection with, or to give effect to, the transactions and other matters provided for in this Agreement;

(yyy)	“Transaction Resolution” has the meaning given in subsection 2.4(a); and

(zzz)	“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents and all matters ancillary thereto as provided for in this Agreement.

1.2          Schedule. The following schedule to this Agreement is attached to, is incorporated into, and forms an integral part of this Agreement:

Schedule	Description
A –	Form of Transaction Resolution
B –	Reorganization Memo

1.3          Recitals Form Part of Agreement; Section References. The recitals to this Agreement form an integral part of this Agreement and are incorporated herein by reference. Unless otherwise expressly indicated in this Agreement, any reference which is made in this Agreement to an “Article”, “Section”, “subsection” or “paragraph” means and refers to the Article, Section, subsection or paragraph of this Agreement so referenced.

1.4          Scope of Knowledge. The word “knowledge” means, in relation to the Person(s) then being referred to, the actual knowledge of such Person(s), provided that: (a) the actual knowledge of a Sale Party shall mean the actual knowledge of any one of Jay and Jonathan Ng; and (b) the actual knowledge of FirstService shall mean the actual knowledge of any one of D. Scott Patterson and Jeremy Rakusin, in each case, in respect of the matter or thing then being referred to.

1.5          Third Party Beneficiaries. Nothing in this Agreement or in any agreement contemplated herein or delivered pursuant hereto is intended, expressly or by implication, to, or shall, confer on any Person other than the Parties, any rights or remedies of any kind, except for the FirstService Indemnified Parties not already party to this Agreement, who, in each case, shall be express third party beneficiaries solely with respect to Article 11.

1.6          Method of Making Payments. Unless otherwise indicated, all payments (whether in respect of a portion of the Purchase Price or otherwise) required to be made herein shall be made in immediately available Canadian dollars by certified cheque, bank draft or same day funds wire transfer.

1.7          Documents Made Available. Any document, financial statement, Contract, list or other item shall be deemed to have been “made available” to FirstService for all purposes of this Agreement if, at least two Business Days prior to the Agreement Date, such document, financial statement, Contract, list or other item was either: (a) sent by a Hennick Party or by legal counsel to a Hennick Party (or by any other Person at the request of, or for and on behalf of, a Hennick Party or legal counsel to a Hennick Party) to, and received by, FirstService; or (b) published and made available to FirstService in the electronic data room or “Drop Box Shared Folder” established for use in relation to the Transactions to which FirstService had unfettered access.

Article 2 – TRANSACTIONS

2.1          Conversion of Multiple Voting Shares. Subject to the terms and conditions set forth in this Agreement (including the completion of the Reorganization and the purchase and sale of the Purchased Shares and the payment in full of the Purchase Price), at Closing, Henset Capital will irrevocably elect to convert all 1,325,694 Multiple Voting Shares owned, beneficially and of record, by Henset Capital into Subordinate Voting Shares on a one-for-one basis (without any payment therefor from FirstService or any other Person) pursuant to the terms of the Multiple Voting Shares contained in the Constituent Documents of FirstService and, in furtherance thereof, at or prior to the Closing Time, Henset Capital will deliver to the transfer agent of the Subordinate Voting Shares the share certificate representing such 1,325,694 Multiple Voting Shares accompanied by a written notice (the “MVS Conversion Notice”) duly executed by Henset Capital, which MVS Conversion Notice states that Henset Capital is electing to convert, at Closing, the 1,325,694 Multiple Voting Shares represented by such share certificate on the basis of one Subordinate Voting Share for each Multiple Voting Share so converted in accordance with the provisions of the Constituent Documents of FirstService and which MVS Conversion Notice will further state that a share certificate or a direct registration system advice statement evidencing the 1,325,694 Subordinate Voting Shares issuable on such conversion be issued to (and be registered in the name of) Henset Capital at the Closing Time.

2.2          Purchase and Sale of Hennick Holdco Shares. Subject to the terms and conditions set forth in this Agreement (including Section 7.5), at Closing the Sellers will sell, assign and transfer to FirstService, and FirstService will purchase from the Sellers all of the issued and outstanding shares in the capital of Hennick Holdco (the “Purchased Shares”).

2.3          Final Fees under MSA. Subject to the terms and conditions set forth in this Agreement, FirstService, Jayset Mgt and Jay agree that:

(a)	Jayset Mgt is entitled to receive (and FirstService shall pay) the portion of the Base Fee and the Two Percent Fee (as such terms are defined in the MSA) payable by FirstService to Jayset Mgt under the MSA up to and including the Closing Date (any portion of the Base Fee and/or the Two Percent Fee so entitled to be received by, and not paid to, Jayset Mgt at the Closing Time, the “MSA Remaining 2019 Base Fee”); and

(b)	Jayset Mgt was entitled to receive (and acknowledges being paid in full by FirstService) the Incentive Fee (as such term is defined in the MSA) under the MSA in respect of the fiscal year ended December 31, 2018;

and, at the Closing Time (but immediately prior to the completion of the acquisition of the Purchased Shares by FirstService hereunder), Jayset Mgt assigns, transfers, grants and sets over unto Jayset Capital, for Jayset Capital’s sole benefit, all of Jayset Mgt’s right, title and interest in and to the MSA Remaining 2019 Base Fee. Each of FirstService and Jay consents to the assignment of the MSA Remaining 2019 Base Fee by Jayset Mgt to Jayset Capital hereunder. The Parties acknowledge and agree that: (i) notwithstanding the termination of the MSA in accordance with the terms of this Agreement, Jayset Capital is entitled to receive the MSA Remaining 2019 Base Fee, if any, determined in accordance with, and paid at such time and in such currency as is contemplated by, the MSA and in accordance with the past practices of FirstService; and (ii) at the Closing Time (but immediately following the completion of the acquisition of the Purchased Shares by FirstService hereunder), the parties to the MSA will terminate the MSA and, from and after the Closing Time, neither Jayset Mgt nor any other Person will be entitled to receive any payments under the MSA from FirstService other than the MSA Remaining 2019 Base Fee. The Parties agree that the manner in which the MSA Remaining 2019 Base Fee is assigned to Jayset Capital shall be as determined by mutual agreement of Jay and FirstService, each acting reasonably.

2.4          Shareholder Meeting and Meeting Materials.

(a)	Following the execution of this Agreement, FirstService will, at a time to be determined by the FirstService Board, call, hold and conduct an annual and special meeting (the “Meeting”) of holders of Subordinate Voting Shares and Multiple Voting Shares to be held at such time and place as is determined by the FirstService Board (and in any event on or prior to May 31, 2019) in order for, among other things: (i) the holders of Subordinate Voting Shares to consider and, if determined advisable, to pass an ordinary resolution authorizing and approving the Transactions (the “Transaction Resolution”), substantially in the form of Schedule “A” annexed hereto; and (ii) if the Transaction Resolution is approved as herein provided, the holders of Subordinate Voting Shares to consider and, if determined advisable, to pass a resolution authorizing and approving of amendments to the Constituent Documents of FirstService eliminating the Multiple Voting Shares as authorized capital of FirstService and re-designating the Subordinate Voting Shares as common shares and amending the terms thereof such that the rights, privileges, restrictions and conditions attached thereto are that of basic common shares.

(b)	FirstService shall comply, in all material respects, with applicable Laws and the Constituent Documents of FirstService in relation to the calling, holding and conduct of the Meeting and the content, filing and sending to shareholders of the Meeting Materials (including any disclosure required by MI 61-101). Without limiting the generality of the foregoing, FirstService shall ensure that the Circular provides FirstService shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the respective matters to be placed before them at the Meeting.

(c)	FirstService shall give the Sellers and their legal counsel a reasonable opportunity to review and comment on drafts of the Meeting Materials, and shall give reasonable consideration to any comments made by the Sellers and their counsel, recognizing that whether or not such comments are ultimately included will be determined by the FirstService Board, acting reasonably. Notwithstanding the foregoing, all information relating solely to the Hennick Parties for inclusion in the Circular must be in form and content satisfactory to the Hennick Parties. The Hennick Parties shall furnish to FirstService all such information concerning the Hennick Parties and their respective Affiliates as may be required to be included in the Meeting Materials. The Sale Parties hereby represent, warrant and covenant to and in favour of FirstService that no information furnished by a Hennick Party pursuant to this subsection 2.4(c) for inclusion in the Circular will contain a misrepresentation (as such term is defined in the Securities Act (Ontario)).

(d)	FirstService agrees that the Circular will include a statement that the FirstService Board (with Jay abstaining) has: (i) unanimously approved this Agreement; and (ii) determined that the Transactions are in the best interests of FirstService, and that it recommends that the holders of Subordinate Voting Shares vote in favour of the Transaction Resolution.

(e)	The Parties agree that: (i) the requisite approval for the Transaction Resolution will be a simple majority of the votes cast by holders of Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Subordinate Voting Shares held by Interested Subordinate Voting Shareholders or over which control or direction is exercised by Interested Subordinate Voting Shareholders; and (ii) the requisite approval for any other resolution or matter as may considered or voted on by holders of Subordinate Voting Shares and/or Multiple Voting Shares at the Meeting shall be such approval as is required by applicable Law (including the requirements of any applicable Governmental Authority) and/or the Constituent Documents of FirstService.

(f)	Each Party shall promptly notify the other Parties if at any time before the Closing Time it becomes aware that the Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Circular, as required and as the case may be, and, if required, shall cause the same to be distributed to FirstService shareholders and/or filed with applicable Governmental Authorities.

Article 3 – PURCHASE PRICE FOR PURCHASED SHARES

3.1          Additional Definitions. As used in this Agreement:

(a)	“Designated FirstService Options” means the 1,505,850 options to acquire Subordinate Voting Shares under FirstService’s stock option plan which were issued and outstanding as at the close of business on February 7, 2019 (and, for avoidance of doubt, excluding any such options which were issued at any time following the close of business on February 7, 2019, including the 438,000 options to acquire Subordinate Voting Shares issued on February 8, 2019);

(b)	“FirstService Outstanding Share Amount” means 37,613,197, being the sum of the number of: (i) Multiple Voting Shares and Subordinate Voting Shares issued and outstanding at the close of business on the Reference Date; and (ii) Designated FirstService Options;

(c)	“Reference Date” means March 11, 2019; and

(d)	“SVS Per Share Price” means $115.58, being the volume weighted average price of the Subordinate Voting Shares traded through the Toronto Stock Exchange during the 20-trading day period ending on (and including) the Reference Date.

3.2          Purchase Price for Purchased Shares. The total purchase price for the Purchased Shares is an amount equal to: (i) C$84,340,448, less (ii) the Net Tax Liability, plus, (iii) as of the Reference Date, C$337,361,791 (the “Purchase Price”). The Parties hereto acknowledge and agree that the Purchase Price was determined by applying the formula provided in subsection 4.2(a) of the MSA as if the event in subsection 4.1(a) thereof had occurred, with the “per share consideration” referenced therein being deemed to be the SVS Per Share Price and “the number of Multiple Voting Shares and Subordinate Voting Shares of New FirstService issued and outstanding at the time of the applicable sale, dividend, distribution or transaction” referenced therein being deemed to be the FirstService Outstanding Share Amount.

3.3          Payment of Purchase Price. At the Closing Time, the Purchase Price shall be satisfied by FirstService as follows:

(a)	FirstService will pay to the applicable Seller(s), in accordance with the Allocation Schedule, in cash, an amount equal to: (i) C$84,340,448, less (ii) the Net Tax Liability; and

(b)	FirstService will allot, issue and deliver to the Seller(s), in accordance with the Allocation Schedule, an aggregate of 2,918,860 Subordinate Voting Shares, for which the applicable Seller(s) hereby subscribes at Closing, with such Subordinate Voting Shares to be allotted and issued to the applicable Seller(s) as fully paid and non-assessable.

3.4          Allocation of Purchase Price. At least five (5) Business Days prior to the Closing Date, the Hennick Parties shall deliver to FirstService a statement setting out the allocation of the Purchase Price (and the types of consideration payable) to each Seller (the “Allocation Schedule”). FirstService shall have a period of three (3) Business Days following its receipt of the Allocation Schedule to provide the Hennick Parties with any comments related to such Allocation Schedule. The Sale Parties shall consider such comments in good faith, acting reasonably. If the Purchase Price is adjusted pursuant to any of the provisions of this Agreement, the amount of such adjustment shall, if such amount cannot be reasonably allocated to certain Purchased Shares, be allocated on a pro rata basis amongst the common shares of Hennick Holdco unless otherwise agreed by the Hennick Parties and FirstService. Such allocation shall be final and binding upon the Parties for all purposes, including the filing of all Tax Returns.

3.5          Subsection 85(1) of ITA Election.

(a)	FirstService and the Sellers covenant and agree that they shall, within the time limit and in the form and manner prescribed therefor by the ITA, make, complete, execute and file a joint election pursuant to subsection 85(1) of the ITA (or any analogous provincial or territorial equivalents) in respect of the transfer of the Purchased Shares by the Sellers pursuant hereto, and FirstService and the Sellers further agree that the amount or amounts of the sale, assignment and transfer by the Sellers to FirstService of the Purchased Shares sold by the Sellers pursuant hereto will be made at an amount or amounts to be determined by the Sellers in their sole discretion (provided such amount(s) so determined by the Sellers are permitted by the applicable provisions of the ITA).

(b)	If requested by the Sale Parties, the provisions of subsection 3.5(a) shall apply mutatis mutandis with respect to the conversion of Multiple Voting Shares into Subordinate Voting Shares by Henset Capital as contemplated by Section 2.1.

Article 4 – REPRESENTATIONS AND WARRANTIES – SALE PARTIES

4.1          Representations and Warranties in Respect of the Sale Parties. Each Sale Party, for and on behalf of himself or itself, severally and not jointly and severally represents and warrants to FirstService as of the Agreement Date as follows:

(a)	Authority of Sale Party to Execute Transaction Documents: such Sale Party:

(i)	(A) if an individual, has attained the full age of majority under applicable Laws, and is legally competent; or (B) if a corporation, has the necessary corporate and/or other power, authority and capacity as is required by all Laws applicable to it, its Constituent Documents and otherwise to enable it, in each case, to enter into, execute and deliver all those Transaction Documents to which such Sale Party is a party and to observe and perform the terms, conditions and provisions thereof which are required to be observed and performed by such Sale Party;

(ii)	if a corporation, has duly authorized the execution and delivery of the Transaction Documents; and

(iii)	has executed and delivered each of the Transaction Documents to which it is a party;

(b)	Enforceability of Transaction Documents on Sale Party: subject to limitations regarding enforcement under Laws affecting creditors’ rights generally (including bankruptcy, insolvency, moratorium, reorganization and other similar Laws) and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which sought: (i) this Agreement constitutes legal, valid and binding obligations of such Sale Party enforceable against such Sale Party in accordance with the terms hereof (assuming the due authorization, execution and delivery thereof by the other Parties); and (ii) each of the other Transaction Documents to which such Sale Party is a party, once executed and delivered by such Sale Party, shall constitute legal, valid and binding obligations of such Sale Party enforceable against such Sale Party in accordance with the terms thereof (assuming the due authorization, execution and delivery thereof by the other Parties);

(c)	No Legal Proceedings or Judgments involving Sale Party: no awards, decrees, executions, judgments, decisions or orders are outstanding against, and no Legal Proceedings are pending or, to the knowledge of such Sale Party, threatened against or affecting such Sale Party and/or any of the assets or property of such Sale Party which could: (i) impair, invalidate, nullify, prevent, prohibit or restrain, in whole or in part, the Transactions; (ii) affect the ability of such Sale Party to enter into those of the Transaction Documents to which such Sale Party is a party and to observe and perform each and all of such Sale Party’s obligations arising thereunder; or (iii) if such Sale Party is a Seller, cause any Encumbrances to attach to, or divest or impair title to, any of the Hennick Holdco Shares owned (or to be owned at the Closing Time) by such Sale Party;

(d)	No Violation of Laws or Contracts by Sale Party: the entering into, execution and delivery by such Sale Party of those Transaction Documents to which such Sale Party is a party and the observance and performance by such Sale Party of all of the covenants, terms and provisions thereof required to be observed and performed by such Sale Party do not: (i) constitute a violation or breach of, or a default under (or would, with the passage of time or the giving of notice or both, constitute a violation or breach of, or a default under) any Contract to which such Sale Party is a party (or by which such Sale Party is bound), any Laws applicable to such Sale Party or, if applicable, the Constituent Documents of such Sale Party; (ii) require the obtainment of any permits, licenses, consents, orders or other authorizations, or the making of any filings or the giving of any notices, pursuant to any Contract to which such Sale Party is a party (or by which such Sale Party is bound), pursuant to any Laws applicable to such Sale Party, from any Governmental Authority to which such Sale Party is subject or, if applicable, pursuant to the Constituent Documents of such Sale Party other than those which have been obtained, made or given by such Sale Party prior to the Closing Date; (iii) give rise to any termination rights under any Contract to which such Sale Party is a party (or by which such Sale Party is bound); or (iv) if such Sale Party is a Seller, result in the imposition of any Encumbrances upon any of the issued and outstanding Hennick Holdco Shares owned (or to be owned at the Closing Time) by such Sale Party;

(e)	Shareholders’/Owners’ Agreements or Voting Trust Agreements involving Sale Party: such Sale Party is not a party to, and, if such Sale Party is a Seller, none of the Purchased Shares being sold by such Sale Party is subject to, any shareholders’ or owners’ agreements (or other like Contracts) or voting trust agreements (or other like Contracts) pertaining to the issuance, sale, transfer or voting of ownership interests, or involving the governance or management, of a Purchased Entity;

(f)	No Bankruptcy Event by Sale Party: such Sale Party has not committed, and such Sale Party is not subject to, a Bankruptcy Event that is continuing or outstanding or that has not been cured;

(g)	Residency of Sale Party: if such Sale Party is a Seller, such Sale Party is not a non-resident of Canada for the purposes of Section 116 of the ITA;

(h)	Ownership of Hennick Holdco Shares and Power to Sell: Jayset Capital owns, beneficially and of record and free and clear of any and all Encumbrances, as of the date hereof, a total of 1001 Hennick Holdco Common Shares and there are no Hennick Holdco Preferred Shares issued and outstanding as of the date hereof. Immediately prior to the Closing Time, if such Sale Party is a Seller, such Sale Parties will own in the aggregate, beneficially and of record, and free and clear of any and all Encumbrances, all of the issued and outstanding Purchased Shares, and such Sale Parties will have the legal right to sell, transfer and assign to FirstService all of the Purchased Shares which are being sold by such Sale Parties pursuant to Section 2.2 and, upon the completion of such sale, FirstService shall acquire legal title to all of the Purchased Shares so sold by such Sale Parties to FirstService free and clear of any and all Encumbrances (other than any Encumbrances granted thereon by FirstService);

(i)	No Rights to Purchase Purchased Shares: if such Sale Party is a Seller, except for FirstService’s right to purchase from such Sale Party the Purchased Shares which are being sold by such Sale Party pursuant to Section 2.2, there do not exist any options, warrants, rights of first refusal, pre-emptive rights, subscription rights or any other rights of any kind, actual, contingent or executory, for the purchase, sale or transfer of any of the Hennick Holdco Shares which are owned (or to be owned at the Closing Time) by such Sale Party; and

(j)	Relating to the Subordinate Voting Shares: such Sale Party: (i) understands that the Subordinate Voting Shares to be issued pursuant to Section 2.1 and subsection 3.3(b) have not been and will not be registered under the United States Securities Act of 1933, as amended, or any applicable state securities laws; (ii) has had access to such information concerning FirstService and its Subsidiaries as it has considered necessary in connection with its decision to acquire (directly or indirectly) the Subordinate Voting Shares to be issued pursuant to this Agreement; (iii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Subordinate Voting Shares and is able to bear the economic risks of such investment; and (iv) if a Seller, is acquiring such Subordinate Voting Shares as provided for herein for its own account and not with a view to any resale, distribution or other disposition of the Subordinate Voting Shares in violation of applicable Laws.

4.2          Representations and Warranties in Respect of the Purchased Entities. The Sale Parties jointly and severally represent and warrant to FirstService as of the Agreement Date as follows:

(a)	Purchased Entity Information:

(i)	Hennick Holdco is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario, and: (A) for tax purposes, the date of its fiscal year-end is December 31; (B) Jay S. Hennick is its sole director; (C) the following individuals are all of its officers, each holding the position(s) designated in parenthesis next to such individual’s name: Jay S. Hennick (Chairman and Chief Executive Officer), Bradley Hennick (Vice-President), and Jonathan Ng (Vice-President, Finance); and (D) its authorized and issued capital as at the date hereof is as follows: an unlimited number of Hennick Holdco Common Shares and an unlimited number of Hennick Holdco Preferred Shares authorized, with a total of 1001 Hennick Holdco Common Share issued and outstanding as of the date hereof, which is owned by Jayset Capital as of the date hereof;

(ii)	Jayset Mgt is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario, and: (A) for tax purposes, the date of its fiscal year-end is December 31; (B) the following individuals are all of its directors: Jay S. Hennick and Barbara Hennick; (C) the following individuals are all of its officers, each holding the position(s) designated in parenthesis next to such individual’s name: Jay S. Hennick (President and Chief Executive Officer), Barbara Hennick (Vice President), Jonathan Ng (Vice President, Finance), Bradley M. Hennick (Vice President) and Lynda Cralli (Secretary); and (D) its authorized and issued capital as at the date hereof is as follows: an unlimited number of common shares and an unlimited number of Class A special shares authorized, with a total of 1,001 common shares and 2,675,690 Class A special shares issued and outstanding as of the date hereof, all of which are owned by Hennick Holdco as of the date hereof; and

(iii)	Hennick Subco is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario, and: (A) for tax purposes, the date of its fiscal year-end is December 31; (B) Jay S. Hennick is its sole director; (C) the following individuals are all of its officers, each holding the position(s) designated in parenthesis next to such individual’s name: Jay S. Hennick (Chairman and Chief Executive Officer), Bradley Hennick (Vice-President), and Jonathan Ng (Vice-President, Finance); and (D) its authorized and issued capital as at the date hereof is as follows: an unlimited number of common shares authorized, with a total of one (1) common share issued and outstanding as of the date hereof, which is owned by Hennick Holdco as of the date hereof;

(b)	Purchased Subsidiaries and Other Ownership Interests of Purchased Entity: Hennick Holdco does not have, and has never had, any Subsidiaries other than the Purchased Subsidiaries, and each Purchased Entity does not own any shares, partnership units, membership interests, options, securities, warrants, conversion privileges or other rights or interests of any kind (whether actual, executory, contingent, pre-emptive or otherwise) in the capital or ownership of any Person other than a Person which is a Purchased Subsidiary;

(c)	Capitalization: concerning a Purchased Entity: as of the date hereof, (i) other than the ownership interests described in or pursuant to paragraphs 4.2(a)(i)(D), 4.2(a)(ii)(D) and 4.2(a)(iii)(D) as comprising its authorized and issued capital, there are no ownership interests of such Purchased Entity that are issued, reserved for issuance or outstanding; (ii) all of the issued and outstanding ownership interests of such Purchased Entity were validly issued in compliance with the requirements of applicable Laws, are fully paid and non-assessable and are free of pre-emptive rights; (iii) it is not subject to any Options and Re-Purchase Obligations; and (iv) it has no outstanding Contracts providing for any securities/ownership appreciation rights, phantom equity or similar equity/ownership-based rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of such Purchased Entity;

(d)	Authority of Jayset Mgt to Execute Transaction Documents: Jayset Mgt has the necessary corporate and/or other power, authority and capacity as is required by all Laws applicable to it, its Constituent Documents and otherwise to enable it to enter into, execute and deliver all those Transaction Documents to which it is a party and to observe and perform the terms, conditions and provisions thereof which are required to be observed and performed by it (and Jayset Mgt has duly authorized the execution and delivery of, and has executed and delivered, each of the Transaction Documents to which it is a party), and such entering into, execution, delivery, observance and performance has been validly authorized by all necessary corporate and other required action and does not:

(i)	constitute a violation or breach of, or a default under (or would, with the passage of time or the giving of notice or both, constitute a violation or breach of, or a default under): (A) the Constituent Documents of Jayset Mgt; (B) any Contract to which Jayset Mgt is a party (or by which Jayset Mgt is bound); or (C) any Laws applicable to Jayset Mgt;

(ii)	require the obtainment of any permits, licenses, consents, orders or other authorizations, or the making of any filings or the giving of any notices, pursuant to any Contract to which Jayset Mgt is a party (or by which Jayset Mgt is bound), pursuant to any Laws applicable to Jayset Mgt, from any Governmental Authorities to which Jayset Mgt is subject or pursuant to the Constituent Documents of Jayset Mgt, other than those which have been obtained, made or given by Jayset Mgt prior to the Closing Date; or

(iii)	result in the imposition of any Encumbrances upon any of the assets or property of Jayset Mgt or give rise to any Liabilities on the part of Jayset Mgt;

(e)	Enforceability of Transaction Documents on Jayset Mgt: subject to limitations regarding enforcement under Laws affecting creditors’ rights generally (including bankruptcy, insolvency, moratorium, reorganization and other similar Laws) and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which sought, each of the Transaction Documents to which Jayset Mgt is a party, once executed and delivered by it, shall constitute legal, valid and binding obligations of Jayset Mgt enforceable against Jayset Mgt in accordance with the terms thereof (assuming the due authorization, execution and delivery thereof by the other Parties);

(f)	No Bankruptcy Event by Purchased Entity: each Purchased Entity has not committed, and each such Purchased Entity is not subject to, a Bankruptcy Event that is continuing or outstanding or that has not been cured;

(g)	No Legal Proceedings: no awards, decrees, executions, judgments, decisions or orders are outstanding against, and no Legal Proceedings are pending or, to the knowledge of the Sale Parties, threatened against or affecting a Purchased Entity or any of the assets or property of a Purchased Entity;

(h)	Authority of Jayset Mgt to Carry on Business and Other Matters: Jayset Mgt:

(i)	is qualified to do business, and it has all power, authority and capacity required by applicable Laws to enable it to conduct its business and affairs, in each jurisdiction where such business and affairs are conducted and to own, lease, occupy, use and operate all of the assets and property owned, leased, occupied, used and operated by it, and it is licensed or qualified with respect to the conduct of its business if and to the extent required in each jurisdiction in which it conducts business. The business and affairs presently being carried on by Jayset Mgt consists solely of providing the services required of Jayset Mgt (through Jay) to FirstService pursuant to the terms of the MSA, and the doing of all acts and things incidental or ancillary thereto, and Jayset Mgt does not carry on any other business activities; and

(ii)	has previously conducted, and is conducting, its business and affairs in compliance, in all material respects, with Laws applicable to it in all jurisdictions to which it is subject and in each jurisdiction in which its assets or property are located, and no notifications have been received by such Purchased Entity stating or alleging that such business and affairs are not being so conducted.

Since the date of its formation, the sole use, business and function of: (A) Hennick Holdco has been the holding, directly or indirectly, of the issued and outstanding shares of Jayset Mgt and Hennick Subco and to participate in the Reorganization. Hennick Holdco has not been used for any other purpose, engaged in any other activities or employed any Persons; and (B) Hennick Subco has been to participate in the Reorganization. Hennick Subco has not been used for any other purpose, engaged in any other activities or employed any Persons;

(i)	Shareholders’/Owners’ Agreements or Voting Trust Agreements: there are not in effect any shareholders’ or owners’ agreements (or other like Contracts) or voting trust agreements (or other like Contracts) pertaining to the issuance, sale, transfer or voting of ownership interests, or involving the governance or management, of a Purchased Entity;

(j)	Minute Books and Business Records: the minute books (or other like books) and other corporate and business records of a Purchased Entity have been maintained in compliance, in all material respects, with applicable Laws and, other than as may be provided for herein, there are no filings or applications outstanding or proceedings underway in relation to a Purchased Entity which could alter its Constituent Documents;

(k)	Financial Records: the books of account and financial records of each Purchased Entity have been kept and maintained in compliance, in all material respects, with applicable Laws;

(l)	Financial Statements: a true and complete copy of each of the Financial Statements (Annual) and the Financial Statements (Interim) have been provided to FirstService, and such financial statements: (i) are each true and correct in all material respects and have been prepared from the books of account and financial records of Jayset Mgt; (ii) have each been prepared in accordance with ASPE and, in each case, on a basis consistent with those of preceding fiscal periods and the requirements of applicable Governmental Authorities and applicable Laws, and present fairly, in all material respects, the assets, liabilities and financial condition of Jayset Mgt, as at the respective dates thereof;

(m)	No Owned or Leased Real Property: no Purchased Entity owns or possesses, beneficially or of record, any real property or any ownership, leasehold or other interest of any nature or kind in any real property, and no Purchased Entity is a party (or otherwise subject) to any Contracts, options or other rights or obligations to acquire any real property or any ownership, leasehold or other interest of any kind in any real property;

(n)	Contracts Generally: other than (i) the MSA and the Transaction Documents to which a Purchased Entity is a party and (ii) any Contracts entered into in connection with the Reorganization, no Purchased Entity is a party to or otherwise bound by or subject to any Contract. Other than as contemplated herein, none of the amounts owing (or which may be contingently owing) to Jayset Mgt under the MSA have been assigned, transferred or otherwise conveyed to any Person;

(o)	Guarantees: a Purchased Entity has not, by Contract or otherwise, guaranteed or given security for, or agreed to guarantee or give security for, the Liabilities of any Person, and there are no existing obligations pursuant to which a Purchased Entity is, actually or contingently, directly or indirectly, responsible for all or any part of the Liabilities of any Person;

(p)	Assets and Liabilities of Purchased Entities: other than as contemplated herein, on Closing the Purchased Entities will not have any assets or property, and will not be subject to any Liabilities that have not been accounted for in an adjustment to the Purchase Price;

(q)	No Employees, Independent Contractors and Employee Benefit Plans: no Purchased Entity has, or has ever had any: (i) employees or independent contractors other than Jay S. Hennick; or (ii) Employee Benefit Plans;

(r)	Intellectual Properties: other than legal names, no Purchased Entity has, and has ever had any trademarks, service marks, trade names, business names, assumed names, fictitious names, patents, copyrights, designs and other intellectual property and property rights;

(s)	Payment and Collection of Taxes:

(i)	except for those Taxes being contested in good faith (the amounts for which are reserved for in the most recent Financial Statements (Annual) or in the most recent Financial Statements (Interim)), each Purchased Entity has paid, within the prescribed time limits, to all Governmental Authorities all Taxes which are due and payable to such Governmental Authorities in those jurisdictions where such Purchased Entity is subject to pay any Taxes by applicable Laws, and, in the case of any Taxes which are not payable but which will become payable after the Closing Date in respect of a period which commenced prior to the Closing Date (other than as may arise as consequence of the completion of the Reorganization), appropriate accruals therefor have been made in its books and records, the most recent Financial Statements (Annual) or the most recent Financial Statements (Interim), as applicable, for that portion of such period ending immediately prior to the Closing Date; and

(ii)	each Purchased Entity has duly and timely withheld and collected all Taxes required by applicable Laws to be withheld or collected by it and has duly and timely remitted all of the Taxes so withheld and collected to the appropriate Governmental Authority;

(t)	Tax Filings: each Purchased Entity has prepared and filed in compliance with all applicable Laws within the prescribed time limits all Tax Returns required to have been filed by it at any time on or prior to the Closing Date in respect of all of the Taxes and other items referred to in subsection 4.2(s), and there are not outstanding any Legal Proceedings or claims relating to any such Tax or any such Tax Return and, except to the extent reserved (in conformity with ASPE consistently applied) against in the Financial Statements (Interim) or as may arise as consequence of the completion of the Reorganization, no further reserves are required to be established in respect of any of such Taxes and other items. No written claim has been received by a Purchased Entity from any Governmental Authority in a jurisdiction where such Purchased Entity does not file a Tax Return that such Purchased Entity is or may be subject to taxation by that jurisdiction;

(u)	Tax Representations:

(i)	each Purchased Entity:

(A)	has not received any notice (including any reassessments) that it is being audited by, or otherwise is subject to an administrative or judicial proceeding commenced by, any Governmental Authority which audit or other proceeding has not yet been completed;

(B)	does not have any income or gain that is required to be included in taxable income for a Post-Closing Period and arises from events (including any change in method of accounting, closing agreement, inter-company transaction, debt forgiveness, installment sale or receipt of a pre-paid amount) or transactions occurring in a Pre-Closing Tax Period;

(C)	does not have any unpaid amounts that may be required to be included in such Purchased Entity’s taxable income for any Post-Closing Period under section 78 of the ITA, or a corresponding provincial/territorial provision;

(D)	has not acquired property from a Person in circumstances that would result in such Purchased Entity becoming liable to pay any Taxes of such Person under subsection 160(1) of the ITA or a corresponding provincial/territorial provision;

(E)	does not have a lien for Taxes upon any of its assets or property except liens for current Taxes not yet due and payable;

(F)	has not granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Taxes;

(G)	has not granted to any Person a power of attorney with respect to Taxes pertaining to such Purchased Entity, which power of attorney will be in effect as at or following the Closing Time;

(H)	has not availed itself of any Tax amnesty or similar relief with respect to itself in any Taxing jurisdiction;

(I)	is not a party to or bound by any closing agreement, offer in compromise, Tax ruling or similar agreement, offer or ruling with any Governmental Authority that may affect the Liability of such Purchased Entity for Taxes for any taxable period ending after the Closing Date;

(J)	is not a party to any agreements relating to allocating or sharing of Taxes. No Purchased Entity is liable for the Taxes of any other Person, and no Purchased Entity is under any contractual obligation to indemnify any Person with respect to any amount of such Person’s Taxes and is not a party to any agreement providing for payments by such Purchased Entity with respect to any amount of Taxes of any other Person; and

(K)	is compliant with the terms and conditions of any Tax exemptions, Tax holiday or other Tax reduction agreement, approval or order of any Governmental Authority, and the consummation of the Transactions will not have any effect on the validity and effectiveness of any such Tax exemptions, Tax holiday or other Tax reduction agreement, approval or order;

(ii)	there are no circumstances existing at or prior to the Closing Time which could, in themselves, result in the application of any of Sections 80 to 80.03 of the ITA or any equivalent provincial/territorial provisions to a Purchased Entity; no Purchased Entity has made (and will not, at or prior to the Closing Time, make) any election pursuant to Section 80.04 of the ITA or any equivalent provincial/territorial provision in which it is an eligible transferee; no Purchased Entity has filed, nor will it file, an agreement pursuant to Section 191.3 of the ITA or any equivalent provincial/territorial provision; and no Purchased Entity has claimed, nor will it claim, any reserve under any of Sections 40(1)(a)(iii) or 20(1)(n) of the ITA or any equivalent provincial/territorial provision of any amount that could be included in its income for any period ending after the Closing Date in respect of any such reserve;

(iii)	each Purchased Entity is not a non-resident of Canada for the purposes of Section 116 of the ITA;

(iv)	all deductions claimed on the Tax Returns of each Purchased Entity or in the Financial Statements (Annual) and Financial Statement (Interim) are reasonable;

(v)	there has not been an acquisition of control, an amalgamation, a liquidation of or involving a Purchased Entity prior to the Closing Date;

(vi)	each Purchased Entity has not paid a capital dividend which, at the time, was in excess of the then balance in such Purchased Entity’s capital dividend account; and

(vii)	no excessive eligible dividend designations have been made by a Purchased Entity; and

(v)	Reorganization: (i) the Reorganization will be consummated in compliance with the respective Constituent Documents of the Hennick Parties and applicable Laws; and (ii) the consummation of the Reorganization will not result in default or non-compliance under, or in breach of, any term of a Contract to which a Hennick Party is a party or bound which would have adverse consequences for FirstService or the Purchased Entities, and there exists no state of facts which, after notice or lapse of time or both, or otherwise, that will constitute a default or non-compliance under, or a breach of, any of such Contract as a result of the consummation of the Reorganization, which would have adverse consequences for FirstService or the Purchased Entities.

Article 5 – REPRESENTATIONS AND WARRANTIES – FirstService

5.1          Representations and Warranties of FirstService. FirstService represents and warrants to the Sale Parties as of the Agreement Date as follows:

(a)	Subsistence of FirstService: FirstService is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario, and is a reporting issuer in good standing in each of the provinces of Canada;

(b)	Enforceability of Transaction Documents on FirstService: subject to limitations regarding enforcement under Laws affecting creditors’ rights generally (including bankruptcy, insolvency, moratorium, reorganization and other similar Laws) and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which sought: (i) this Agreement constitutes a legal, valid and binding obligation of FirstService enforceable against it in accordance with the terms hereof (assuming the due authorization, execution and delivery thereof by the other Parties); and (ii) each of the other Transaction Documents to which FirstService is a party, once executed and delivered by FirstService, shall constitute legal, valid and binding obligations of FirstService enforceable against FirstService in accordance with the terms thereof (assuming the due authorization, execution and delivery thereof by all of the other Parties);

(c)	Authority of FirstService to Execute Transaction Documents: FirstService has all necessary corporate and other power, authority and capacity as is required by all Laws applicable to it and otherwise to enable it to enter into, execute and deliver all those Transaction Documents to which it is a party and to observe and perform the terms, conditions and provisions thereof which are required to be observed and performed by it (and FirstService has duly authorized the execution and delivery of, and has executed and delivered, each of the Transaction Documents to which it is a party) and such entering into, execution, delivery, observance and performance has been validly authorized by necessary corporate and other required action and does not: (i) constitute a violation or breach of, or a default under (or would, with the passage of time or the giving of notice or both, constitute a violation or breach of, or a default under), its Constituent Documents, any Contract to which it is a party or any Laws applicable to it; or (ii) require the obtainment of any permits, licenses, consents, orders or other authorizations, or the making of any filings or the giving of any notices, pursuant to any Contract to which it is a party (or by which it is bound), pursuant to any Laws applicable to it, from any Governmental Authorities to which it is subject or pursuant to its Constituent Documents other than those which have been obtained, made or given by FirstService prior to the Closing Date;

(d)	No Bankruptcy Event by FirstService: FirstService has not committed, and FirstService is not subject to, a Bankruptcy Event that is continuing or outstanding or that has not been cured;

(e)	No Legal Proceedings: no awards, decrees, executions, judgments, decisions or orders are outstanding against, and no Legal Proceedings are pending or, to the knowledge of FirstService, threatened against or affecting FirstService or any of the assets or property of FirstService that could or would reasonably be expected to: (i) impair, invalidate, nullify, prevent, prohibit or restrain, in whole or in part, the Transactions; or (ii) affect the ability of FirstService to enter into those of the Transaction Documents to which it is a party and to observe and perform each and all of its obligations thereunder;

(f)	Shares of FirstService: FirstService has: (i) as issued and outstanding capital at the Reference Date, a total of 1,325,694 Multiple Voting Shares and 34,781,653 Subordinate Voting Shares; and (ii) 1,505,850 Designated FirstService Options, and, as and when the Subordinate Voting Shares contemplated by Section 2.1 and subsection 3.3(b) are issued, such Subordinate Voting Shares will be fully paid and non-assessable, will be free and clear of any and all Encumbrances and will be approved for listing on the Toronto Stock Exchange (subject only to satisfaction of customary listing conditions of the Toronto Stock Exchange). Prior to Closing, FirstService will provide notice of the Transactions (including the issuance of the Subordinate Voting Shares contemplated by Section 2.1 and subsection 3.3(b)) to the NASDAQ Global Select Market in accordance with the rules of that exchange;

(g)	Financial Capacity: FirstService has the financial capacity to perform all of its obligations under this Agreement;

(h)	Residency: FirstService is not a non-resident of Canada for the purposes of Section 116 of the ITA;

(i)	Board Approval:

(i)	the Compensation Committee, after consultation with outside legal and compensation advisors, has unanimously recommended that the FirstService Board approve the Transactions and recommend to holders of Subordinate Voting Shares that they vote in favour of the Transaction Resolution; and

(ii)	the FirstService Board, after consultation with outside legal and compensation advisors, has unanimously (with Jay abstaining): (A) determined that the Transactions are in the best interests of FirstService, and (B) resolved to recommend to the holders of Subordinate Voting Shares that they vote in favour of the Transaction Resolution; and

(j)	Tax: FirstService is a taxable Canadian corporation within the meaning of the ITA.

Article 6 – TAX MATTERS

6.1          Cooperation on Tax Matters. Subject to Section 6.4, each of the Parties shall provide to the others of them all such cooperation, copies and information, as and to the extent reasonably requested, in connection with each of the following insofar as it relates to a Purchased Entity and a Party’s interest therein pursuant to this Agreement: (a) the filing of any Tax Return, payment of Taxes or claim for refund of Taxes that relates to any Pre-Closing Tax Period, any Straddle Period or any Post-Closing Tax Period of such Purchased Entity; (b) calculating and determining the Liability for the payment of Taxes or a right to a refund of Taxes that relates to any Pre-Closing Tax Period, any Straddle Period or any Post-Closing Tax Period of such Purchased Entity; and (c) conducting any audit, assessment, examination, litigation or other proceeding with respect to Taxes attributable to any Pre-Closing Tax Period, any Straddle Period or any Post-Closing Tax Period of such Purchased Entity. In addition, each Party agrees to cooperate, as and to the extent reasonably requested, in preparing for and dealing with any Tax audits of, or disputes, contests or proceedings regarding Taxes of a Seller, Henset Capital, First Service or their respective Affiliates, in each case, to the extent related to the Transactions.

6.2          Preparation of Tax Returns and Payment of Taxes.

(a)	The Sellers shall, subject to subsection 6.2(d), duly and timely prepare and file, at the expense of the Sellers, all Tax Returns required to be filed after the Closing Date by or with respect to a Purchased Entity for any Pre-Closing Tax Period of such Purchased Entity, and, except to the extent otherwise required by applicable Law or herein (including as contemplated by the Reorganization), all such Tax Returns shall be prepared in a manner consistent with past practices and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods or as otherwise provided for herein; provided that a Seller shall be entitled to claim the maximum of all discretionary and other available deductions, credits, losses and attributes which arose in respect of a period (or portion thereof) ending on or prior to the Closing Date. The Parties acknowledge that, at the option of a Seller, an election under subsection 256(9) of the ITA will be made in respect of the taxation year of a Pre-Closing Tax Period of a Purchased Entity.

(b)	FirstService shall, subject to subsection 6.2(d), cause each Purchased Entity to duly and timely prepare and file, at the expense of such Purchased Entity, all Tax Returns required to be filed by or with respect to such Purchased Entity for any Straddle Period of such Purchased Entity and, except to the extent otherwise required by applicable Law or herein (including as contemplated by the Reorganization), all such Tax Returns shall be prepared in a manner consistent with past practices and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods or as otherwise provided for herein.

(c)	For the purposes of subsection 6.2(d), the Parties responsible to cause the preparation of a Tax Return referred to in subsection 6.2(a) or 6.2(b) is referred to in subsection 6.2(d) as the “Preparer” and: (i) if the Preparer is the Sellers, “Reviewer” as used in subsection 6.2(d) means FirstService; or (ii) if the Preparer is FirstService, “Reviewer” as used in subsection 6.2(d) means the Sellers (collectively).

(d)	The Preparer shall provide or cause to be provided to the Reviewer, at least 15 days (or such other number of days as shall be mutually agreed to by the Preparer and the Reviewer in writing) prior to the applicable deadline for the filing of each Tax Return (including extensions) which the Preparer is required to cause to be prepared in accordance with the preceding provisions of this Section 6.2, as applicable, a copy of such Tax Return, together with all supporting documentation and work papers, for the Reviewer’s review and comment. The Reviewer shall have the period of ten (10) days (or such other number of days as shall be mutually agreed to by the Preparer and the Reviewer in writing) following its receipt of such Tax Return to provide the Preparer with any comments or disputed items related to such Tax Return. The Preparer shall consider such comments in good faith, and the Preparer and the Reviewer shall attempt in good faith to resolve such disputed items. Upon resolution of any disputed items, the Preparer shall timely file, or cause to be timely filed, such Tax Return and the Sellers or a Purchased Entity, as applicable, shall pay all Taxes due with respect to such Tax Return to the extent that such Taxes did not otherwise reduce the Purchase Price, were not offset by the Closing Cash and were not otherwise paid by a Sale Party in accordance with this Agreement, and the liability for the payment of such Taxes shall be determined pursuant to such of the provisions of Section 6.3 as are applicable to such Taxes. If the disputed items are not resolved by the Preparer and the Reviewer within 25 days (or such other number of days as shall be mutually agreed to by the Preparer and the Reviewer in writing) following the Reviewer’s submission of its disputed items, the then unresolved disputed items shall be submitted to the Selected Accountants (as hereinafter defined) to resolve such then unresolved disputed items; provided, however, that: (i) if the disputed items are not resolved by the statutory due date for filing of such Tax Return, the Preparer shall timely file (or cause to be timely filed) the Tax Return and the Sellers or a Purchased Entity as applicable, shall pay the Taxes due (and, for the avoidance of doubt, the respective liability of the Sellers and a Purchased Entity for the Taxes so paid shall be determined pursuant to such of the provisions of Section 6.3 as are applicable to such Taxes); (ii) the later resolution of the dispute by the Selected Accountants shall be final, conclusive and binding on all of the Parties; and (iii) the Preparer and the Reviewer shall, if necessary, file (or cause to be filed) an amended Tax Return reflecting the final resolution of the disputed items. For the purposes of this subsection 6.2(d), “Selected Accountants” means such firm of accountants as shall be mutually agreed to by the Sellers and FirstService, each acting in good faith, or, if the Sellers and FirstService are unable to mutually agree as to the same within ten (10) Business Days of a written request in relation to same by one of them to the others, then such firm of accountants (at its main office in the Greater Toronto Area) as selected by lot drawn by a Seller from amongst the names of four public accounting firms operating the Greater Toronto Area (of which two names will be submitted by FirstService) and two names will be submitted by the Sellers (collectively)), each of which firms shall be independent relative to all of the Parties and their respective Affiliates. Any payment of Taxes pursuant to this subsection 6.2(d) shall be considered an adjustment to the Purchase Price. FirstService acknowledges receipt of the Reorganization Memo and agrees that it shall not dispute any items in any Tax Returns which are consistent with the tax consequences and methodologies as outlined in the Reorganization Memo (or as a result of the Reorganization).

6.3          Allocation and Payment of Liability for Taxes.

(a)	The Sellers shall be liable for and pay or cause to be paid when due and payable all Taxes imposed on a Purchased Entity related to any Pre-Closing Tax Period of such Purchased Entity and, with respect to any Straddle Period of such Purchased Entity, that portion of such Straddle Period up to 12:00:01 a.m. (Toronto, Ontario local time) on the Closing Date (in each case, including as a result of the Reorganization except to the extent that such Taxes previously reduced the Purchase Price, were offset by the Closing Cash or were otherwise paid by a Sale Party in accordance with this Agreement).

(b)	Each Purchased Entity shall be liable to pay or cause to be paid when due and payable all Taxes of such Purchased Entity to the extent allocable to any Post-Closing Tax Period of such Purchased Entity and, with respect to any Straddle Period of such Purchased Entity, that portion of such Straddle Period beginning on or after 12:00:01 a.m. (Toronto, Ontario local time) on the Closing Date.

(c)	For the purposes of subsections 6.3(a) and 6.3(b), whenever it is necessary to determine the liability for Taxes for a Straddle Period of a Purchased Entity, the determination of the Taxes of such Purchased Entity for the portion of the Straddle Period of such Purchased Entity ending on and including the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at 12:00:00 a.m. (Toronto, Ontario local time) on the Closing Date and the other which began at 12:00:01 a.m. (Toronto, Ontario local time) on the Closing Date, and items of income, gain, deduction, loss or credit of such Purchased Entity for the Straddle Period of such Purchased Entity shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of such Purchased Entity were closed at 12:00:00 a.m. (Toronto, Ontario local time) on the Closing Date; provided however that: (i) exemptions, allowances or deductions that are calculated on an annual basis and depreciation deductions shall be apportioned between such two taxable years or periods on a daily basis; (ii) the amount of any Taxes of such Purchased Entity that are not reasonably apportioned based on an interim “closing of the books basis” but rather are applicable to a period of time shall be apportioned to that portion of such period which is a Pre-Closing Tax Period of such Purchased Entity by multiplying the amount of such Taxes for the entire period by a fraction, the numerator of which is equal to the number of days in such period ending on (but excluding) the Closing Date and the denominator of which is equal to the total number of days in the entire period, and the balance of any such Taxes shall be apportioned to that portion of such period which is a Post-Closing Tax Period of such Purchased Entity; and (iii) the Liability and deduction for franchise Taxes based on income or gross receipts shall be determined on the basis of the period during which such income or gross receipts were earned and without regard to the period for which any privilege to exercise such franchise is granted.

6.4          Control of Pre-Closing Tax Period Audits.

(a)	The Sellers shall control the conduct (including the granting of any extension or waiver of a statute of limitations) of any audit, assessment or examination regarding any Taxes (a “Pre-Closing Tax Claim”) relating to periods covered by the Tax Returns referred to in subsection 6.2(a) (whether or not a claim for indemnification has been made), provided that, a Purchased Entity shall be permitted, at its sole expense, to participate in any such Pre-Closing Tax Claim. FirstService shall have the right, at its sole expense, to participate in any of the matters referred to in this subsection 6.4(a) and no final decision on any of such matters may be made by the Sellers without the prior written consent of FirstService if the relevant matter would, or is reasonably likely to, adversely affect FirstService or a Purchased Entity for any Post-Closing Tax Period of such Purchased Entity (and, in such case only, FirstService may withhold its consent in its sole discretion; provided that, FirstService shall not be entitled to withhold its consent if the Sellers shall then agree in writing to indemnify, defend and hold harmless FirstService and the Purchased Entities of and from all adverse effects arising from (or attributable to) the decision sought to be made by the Sellers).

(b)	Each Purchased Entity shall control the conduct (including the granting of any extension or waiver of a statute of limitations) of any audit, assessment or examination regarding any Taxes (a “Straddle Tax Claim”) relating to periods covered by the Tax Returns referred to in subsection 6.2(b) (whether or not a claim for indemnification has been made), provided that, a Seller shall be permitted, at its sole expense, to participate in any such Straddle Tax Claim and no final decision on any of such matters may be made by such Purchased Entity without the prior written consent of a Seller if the relevant matter would, or is reasonably likely to, adversely affect such Seller for any Pre-Closing Tax Period of such Purchased Entity (and, in such case only, such Seller may withhold its consent in its sole discretion; provided that, a Seller shall not be entitled to withhold their consent if FirstService shall then agree in writing to indemnify, defend and hold harmless such Seller of and from all adverse effects arising from (or attributable to) the decision sought to be made by such Purchased Entity).

(c)	It is agreed that all costs and expenses (but not actual Liabilities with respect to Taxes) related to: (i) the Pre-Closing Tax Claims and matters specified in subsection 6.4(a) (excluding, however, all costs of a Purchased Entity’s or FirstService’s participation therein, which costs shall be paid solely by such Purchased Entity and FirstService, respectively, without any reimbursement or indemnification therefor by the Sellers) shall be paid in full by the Sellers; and (ii) the Straddle Tax Claims and matters specified in subsection 6.4(b) (excluding, however, all costs of the Sellers’ participation therein, which costs shall be paid solely by the Sellers, without any reimbursement or indemnification therefor by such Purchased Entity or FirstService) shall be paid in full by such Purchased Entity.

(d)	If a notice or other communication (any such notice or other communication being referred to in this Section 6.4 as a “Tax Notice”) is received by a Party of either: (i) a proposed audit, assessment or examination of a Purchased Entity in respect of any Pre-Closing Tax Period or Straddle Period of such Purchased Entity; or (ii) the assessment of any Taxes against a Purchased Entity for any Pre-Closing Tax Period or any Straddle Period of such Purchased Entity, in each case, a true and complete copy of such Tax Notice shall be promptly provided to the other Parties, as applicable, by the Person who received it.

6.5          Miscellaneous Tax Matters. FirstService shall not, and shall not cause an entity to: (i) amend, refile or otherwise modify, and shall cause each Purchased Entity not to amend, refile or otherwise modify, any Tax Return of such Purchased Entity with respect to any Pre-Closing Tax Period of such Purchased Entity; and (ii) file any election, make any designation or take any action in respect of any taxation years or portions thereof ending on or before the Closing, in each case, if such amendment, modification, election or designation would result in an increase in the amount of the Taxes for which a Seller may be liable under this Agreement, in each case without the prior written consent of the Sellers, which consent will not be unreasonably withheld or delayed. The Sellers shall not be liable for any Losses (including Taxes) arising as a result of a breach by FirstService of this Section 6.5.

6.6          Refunds and Tax Benefits.

(a)	As used in Sections 6.6 and 6.7, “Tax Refund” means any refund of any Taxes (including any interest thereon) which a Purchaser Entity becomes entitled to that is received: (i) by way of an actual payment of monies; or (ii) by way of a credit or an off-set against other Taxes payable for which a Purchaser Entity is liable pursuant to subsection 6.3(b), in each case, excluding any such refund or portion thereof (including any interest thereon) that arises as a result of a carryback of a loss or other Tax benefit from a Tax period (or portion thereof) beginning on or after the Closing Date.

(b)	It is hereby agreed that if a Purchaser Entity becomes entitled at any time to any Tax Refund in respect of: (i) any Taxes of a Purchaser Entity attributable to any Pre-Closing Tax of such Purchaser Entity; and (ii) with respect to any Straddle Period of such Purchaser Entity, the portion of such Straddle Period ending at or before 12:00:00 a.m. (Toronto, Ontario local time) on the Closing Date (determined in a manner consistent with subsection 6.3(c)), then each such Tax Refund shall, except as provided otherwise in subsection 6.6(c), be solely for the account of the Sellers. Regarding each such Tax Refund: (A) if such Tax Refund is made, in whole or in part, by way of an actual payment of monies (including by way of cheque or wire transfer) to a Purchaser Entity, such Purchaser Entity shall pay to the Sellers (or the applicable Seller), an amount equal to the total amount so received in respect of such Tax Refund (net only of any income Taxes that, in accordance with applicable Laws, are required to be paid by such Purchaser Entity or its Affiliates on the total amount so received in respect of such Tax Refund and any reasonable out-of-pocket expenses borne by such Purchaser Entity or its Affiliates in securing such Tax Refund); or (B) if such Tax Refund is made, in whole or in part, by the giving of a credit or allowance or in any other manner whatsoever (other than by way of an actual payment of monies) against any past or future Taxes payable by or in respect of a Purchaser Entity, such Purchaser Entity shall pay to the Sellers (or the applicable Seller) that amount which is equal to the total Tax Refund amount so obtained (net only of any income Taxes that, in accordance with applicable Laws, are required to be paid by such Purchaser Entity or its Affiliates on such Tax Refund and any reasonable out-of-pocket expenses borne by such Purchaser Entity or its Affiliates in securing such Tax Refund).

(c)	To the extent any Tax Refund is paid to the Sellers pursuant to subsection 6.6(b) and such Tax Refund (or portion thereof) is subsequently disallowed or required to be returned to the applicable Governmental Authority, the Sellers (or the applicable Seller) will promptly repay such Tax Refund (or portion thereof) so received by them (or it), together with any interest, penalties or other additional amounts imposed by the applicable Governmental Authority, to the applicable Purchased Entity.

(d)	Any payment made pursuant to this Section 6.6 shall be treated by the Parties as an adjustment to the Purchase Price.

6.7          Tax Elections.

(a)	If it is determined that a Purchased Entity made an “excessive eligible dividend designation”, as defined in Section 89(1) of the ITA, each Seller hereby consents to (or shall cause the recipient of the relevant dividend to consent to) the making of an election under Section 185.1(2) of the ITA in respect of the full amount thereof, and such election shall be made by such Purchased Entity (if requested by a Seller) in the manner and within the time prescribed by Sections 185.1(2) and 185.1(3) of the ITA.

(b)	If it is determined that a Purchased Entity has made an election under Section 83(2) of the ITA in respect of the full amount of any dividend payable by it on shares of any class of its capital stock and the full amount of such dividend exceeded the amount of its “capital dividend account”, as defined in the ITA, immediately before the dividend became payable, each Seller hereby consents to (or shall cause the recipient of the relevant dividend to consent to) the making of an election under Section 184(3) of the ITA in respect of such dividend such elections shall be made by such Purchased Entity (if requested by a Seller).

Article 7 – INTERIM PERIOD

7.1          Interim Period Covenants – Hennick Parties. The Hennick Parties jointly and severally agree with FirstService that, continuously throughout the Interim Period, the Hennick Parties will use their commercially reasonable efforts to ensure that:

(a)	Jayset Mgt carries on its business and affairs during the Interim Period in the ordinary course of business (including continuing to pay, satisfy and discharge its Liabilities in the ordinary course of business);

(b)	Jayset Mgt complies, in all material respects, with all applicable Laws and the MSA; and

(c)	if any of the representations and warranties of the Sale Parties in this Agreement become untrue or incorrect during the Interim Period, written notice of such untruth or incorrectness (which notice shall set forth reasonable particulars of such untruth or incorrectness) will be promptly given to FirstService;

and, during the Interim Period, the Hennick Parties shall use their respective commercially reasonable efforts to diligently take, or cause to be taken, all actions that are necessary, proper or advisable to satisfy or be able to satisfy, on or prior to the Closing Time, the conditions of Closing on their part to be satisfied in Article 8 and otherwise to consummate and make effective, the Transactions in accordance with the terms of this Agreement. Without the prior written approval of FirstService (which approval may be withheld by FirstService in its sole discretion) or except as otherwise expressly contemplated by this Agreement (including in connection with the Reorganization and Section 7.5) or as required by applicable Law, at any time during the Interim Period, the Hennick Parties shall not, nor shall a Sale Party permit a Purchased Entity to:

(d)	amend or otherwise change the Constituent Documents of a Purchased Entity;

(e)	split, combine, reclassify or otherwise amend the terms of any of the ownership interests of a Purchased Entity or issue or authorize the issuance of any other ownership interests in respect of, in lieu of or in substitution for the ownership interests of a Purchased Entity;

(f)	redeem, repurchase or otherwise acquire or offer to redeem, repurchase or acquire any of the ownership interests of a Purchased Entity;

(g)	issue, sell, deliver, transfer, dispose of, create, authorize, pledge or otherwise encumber or subject to any Encumbrance any of the ownership interests of a Purchased Entity or any securities convertible into, exchangeable for or exercisable for any such ownership interests, or any rights, warrants or options to acquire, any of such ownership interests, or any appreciation rights, “phantom” ownership rights, performance units, rights to receive ownership interests of a Purchased Entity on a deferred basis or other rights linked to the value of the ownership interests of a Purchased Entity, including pursuant to Contracts, other than as provided for by this Agreement;

(h)	hire any employees or independent contractors of a Purchased Entity;

(i)	permit a Purchased Entity to acquire or commit to acquire by amalgamation, consolidation, subscription, acquisition of securities or assets/properties, or otherwise, securities or other ownership interests of any Person or the assets/properties of any Person, or make any loans, advances or capital contributions to, or other investments in, any other Person, other than to a Purchased Entity;

(j)	incur or assume any indebtedness or other Liability or cause a Purchased Entity to guarantee the indebtedness or other Liability of another Person, or issue or sell any debt securities or guarantee any debt securities of another Person;

(k)	place or allow the creation of any Encumbrance on any of the equity interests in a Purchased Entity or assets or properties of a Purchased Entity;

(l)	amend, transfer, assign or waive any of its rights or entitlements under the MSA;

(m)	make any material change in any method of financial accounting principles or practices, in each case, except for a change in ASPE or applicable Law enacted or coming into force following the Agreement Date;

(n)	(i) settle or compromise any Tax claim, notice, audit report or audit assessment by any Governmental Authority; (ii) make or change any election in respect of Taxes or adopt or change any accounting method in respect of Taxes that could adversely affect the Taxes of a Purchased Entity in a Post-Closing Tax Period of such Purchased Entity or, with respect to any Straddle Period of such Purchased Entity, the portion of such Straddle Period beginning on or after the Closing Date; (iii) amend any Tax Returns or file claims for Tax refunds; (iv) fail to file any Tax Return in a complete and accurate manner, in all material respects, when due (after giving effect to any applicable extensions); or (v) enter into any closing agreement or Tax allocation, sharing or indemnity agreement, surrender any right to claim, or forgo any claim to, a Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, in each case, relating to a Purchased Entity;

(o)	institute, settle or compromise any Legal Proceedings pending or threatened before any Governmental Authority made by or against a Purchased Entity or any of its officers and directors in their capacities as such, other than any Legal Proceeding brought against FirstService arising out of a breach or alleged breach of this Agreement or the MSA by FirstService;

(p)	dispose of any assets or properties of a Purchased Entity except in the ordinary course of business;

(q)	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization with respect to a Seller or a Purchased Entity;

(r)	fail to maintain in full force and effect (or renew) any insurance policies covering a Purchased Entity or its assets or properties, directors and/or officers; or

(s)	agree or commit to do any of the foregoing matters in subsections 7.1(d) to 7.1(r).

7.2          Interim Period Covenants – FirstService. FirstService agrees with the Hennick Parties that, if any representations and warranties of FirstService in this Agreement become untrue or incorrect during the Interim Period, written notice of such untruth or incorrectness (which notice shall set forth reasonable particulars of such untruth or incorrectness) will be promptly given to the Hennick Parties, and, during the Interim Period, FirstService shall use its commercially reasonable efforts to diligently take, or cause to be taken, all actions that are necessary, proper or advisable to satisfy or be able to satisfy, on or prior to the Closing Time, the conditions of Closing on its part to be satisfied in Article 8 (including obtaining, if necessary, an amendment to the Credit Agreement sufficient to enable FirstService, together with its cash on hand, to satisfy the cash portion of the Purchase Price) and otherwise to consummate and make effective, the Transactions in accordance with the terms of this Agreement.

7.3          Access and Investigation. During the Interim Period, the Hennick Parties will: (a) upon reasonable notice and during regular business hours afford FirstService and its representatives (collectively, the “FirstService Representatives”) reasonable access to each Purchaser Entity’s Contracts, books and records and other documents and data; (b) furnish the FirstService Representatives with copies of all such Contracts, books and records and other existing documents and data as the FirstService Representatives may reasonably request; and (c) furnish the FirstService Representatives with such additional financial and other data and information concerning Purchaser Entities as the FirstService Representatives may reasonably request.

7.4          Required Notices and Approvals. As promptly as practicable after the Agreement Date, each of the Parties will, and will cause their respective Affiliates to, make all filings with, send all notices to and/or obtain all applicable consents or approvals of Governmental Authorities and third parties (including stock exchanges) required to be made, sent or obtained by them in order to consummate the Transactions. During the Interim Period, each Party will cooperate with others of them in seeking/giving such filings, notices, consents and approvals as may be necessary and reasonably requested by such Party. The Parties will, to the extent reasonably practicable, consult each other on, in each case, subject to applicable Laws relating to the exchange of information, all the information relating to the Parties, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authorities in connection with the Transactions. In exercising the foregoing right, each of the Parties will act reasonably and as promptly as reasonably practicable.

7.5          Hennick Parties Reorganization.

(a)	FirstService agrees that notwithstanding any other provision of this Agreement, during the Interim Period, the Hennick Parties and their Affiliate(s) may effect the Reorganization (and in connection therewith, may determine the amount of any elections made pursuant to subsection 85(1) of the ITA). FirstService acknowledges and agrees that the Hennick Parties and their Affiliate(s) may amend the steps contemplated in the Reorganization Memo provided that: (i) FirstService provides its written consent to such amendments, which consent shall not be unreasonably withheld or delayed; and (ii) such amendments do not: (A) materially impede, delay or prevent consummation of the Transactions, or (B) materially prejudice or have material adverse consequences for FirstService or a Purchased Entity or their direct or indirect equity holders following Closing (taking into account any adjustment to the Purchase Price contemplated in Section 3.3 and the Sale Parties indemnification obligations in Section 11.1(c)). The Hennick Parties agree that each Seller who has acquired or will acquire Hennick Holdco Shares pursuant to the Reorganization, will not be a non-resident of Canada for the purposes of Section 116 of the ITA, or in the case of a partnership will be a “Canadian partnership” as defined in the ITA.

(b)	The Reorganization (to the extent carried out in compliance with this Section 7.5) shall not be taken into account or considered in determining whether a representation, warranty or covenant of a Sale Party hereunder has been breached or for purposes of assessing whether a condition to closing in Article 8 has been satisfied.

(c)	The Hennick Parties will provide written notice to FirstService of any change to the Reorganization at least ten (10) days prior to the expected Closing Date. Each Party will, upon the satisfaction or, where not prohibited, the waiver by it, of all conditions for its benefit in Article 8 (other than the conditions that by their nature can only be satisfied at Closing), promptly confirm the same in writing to the other Parties, and upon each Party having so confirmed and having confirmed that it is prepared, and able, to promptly and without further condition and delay proceed to effect the Closing, the Hennick Parties will complete the Reorganization. FirstService shall have the opportunity to review and provide comments on the documentation giving effect to the Reorganization, and the Reorganization shall be implemented to the satisfaction of FirstService, acting reasonably.

(d)	For greater certainty, FirstService acknowledges that as part of the Reorganization the total number of Purchased Shares, and the owners thereof, may change, provided that at Closing: (i) FirstService acquires, directly or indirectly, not less than all of the outstanding shares in the capital of Jayset Mgt for the aggregate Purchase Price, and that references in this Agreement to the Sellers shall include, as a result and as applicable, any applicable Affiliate thereof who acquires any shares in the capital of Hennick Holdco pursuant to the Reorganization and sells, transfers and assigns such shares to FirstService on Closing; and (ii) any Person who acquires shares in the capital of Hennick Holdco pursuant to the Reorganization executes a joinder agreement to this Agreement pursuant to which such Person agrees to be jointly and severally liable with the other Sellers as a Seller under this Agreement.

7.6          Resolution of Holder of Multiple Voting Shares. Prior to the holding of the Meeting, Henset Capital, as the owner of all of the issued and outstanding Multiple Voting Shares, shall deliver a written resolution (which shall be conditional on the completion of the Transactions (including the completion of the conversion of the Multiple Voting Shares into Subordinate Voting Shares under Section 2.1)) to FirstService, as the owner of such Multiple Voting Shares, authorizing and approving of amendments to the Constituent Documents of FirstService eliminating the Multiple Voting Shares and preferred shares of FirstService as authorized capital of FirstService and re-designating the Subordinate Voting Shares as common shares and amending the terms thereof such that the rights, privileges, restrictions and conditions attached thereto are that of basic common shares.

7.7          Closing Cash. At least five Business Day prior to the Closing Date, the Sale Parties shall advise FirstService in writing of the amount of Closing Cash. The Closing Cash shall remain an asset of the applicable Purchased Entities at the Closing Time.

Article 8 – CLOSING CONDITIONS AND DELIVERIES

8.1          Closing Conditions and Deliveries in Favour of All Parties. The respective obligations of each Party to this Agreement to consummate the Transactions are subject to the satisfaction and/or fulfillment of each of the following conditions at or prior to the Closing Time, any of which may be waived (to the extent permitted by applicable Law) in writing by all Parties hereto in their sole discretion or deemed waived if all Parties hereto complete the Transactions without a written waiver and such condition is not satisfied:

(a)	no restraining order, preliminary or permanent injunction, cease trade order or other order issued by any Governmental Authority or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions shall be in effect, nor shall there be any statute, rule, regulation, applicable Law or order enacted, entered, promulgated enforced or deemed applicable to the Transactions which prohibits, restrains or makes the consummation of the Transactions illegal;

(b)	the Transaction Resolution shall have been approved by the requisite number of votes cast by the holders of Subordinate Voting Shares at the Meeting as contemplated in Section 2.4;

(c)	an amendment to the credit agreement dated as of June 1, 2015 (as the same has been amended or supplemented from time to time to the Agreement Date, the “Credit Agreement”) among, inter alia, FirstService, as a Borrower (as such term is defined in the Credit Agreement), the other Borrowers, the Guarantors (as such term is defined in the Credit Agreement), The Toronto-Dominion Bank, as administration agent, collateral agent and security trustee and the financial institutions listed therein as lenders, shall have been entered into by FirstService increasing the Total Commitments (as such term is defined in the Credit Agreement) available to FirstService and/or its Affiliates thereunder by an aggregate principal amount of US$100,000,000; and

(d)	receipt of all approvals and consents of the following Persons which are required to be obtained, or notices which are required to be given to the following Persons, to permit the Parties to consummate the matters provided for in, or contemplated by, the Transaction Documents: (i) the Toronto Stock Exchange (subject only to satisfaction of customary listing conditions); (ii) the NASDAQ Global Select Market; (iii) such lenders as are required under the Credit Agreement; and (iv) such Persons as are required under the amended and restated note and guarantee agreement dated as of June 1, 2015, as amended, governing the senior secured notes of FirstService.

8.2          Closing Conditions and Deliveries in Favour of FirstService. The obligations of FirstService to consummate the Transactions are subject to the satisfaction and/or fulfillment of each of the following conditions at or prior to the Closing Time, any of which may be waived (to the extent permitted by applicable Law) in writing by FirstService in its sole discretion or deemed waived if FirstService completes the Transactions without a written waiver and such condition is not satisfied:

(a)	in respect of the representations and warranties of the Sale Parties contained in this Agreement:

(i)	the Hennick Fundamental Representations shall be true, correct and complete as of the Closing Date as though made on and as of the Closing Date; and

(ii)	all representations and warranties of the Sale Parties (other than the Hennick Fundamental Representations) shall be true, correct and complete, in all material respects, as of the Closing Date (except for any such representations and warranties that already have a materiality qualifier, which shall be true, correct and complete in all respects) as though made on and as of the Closing Date;

in each case, other than such representations and warranties that are made as of another specified date, which representations and warranties shall be true, correct and complete as of such other date, and FirstService shall have received from the Sale Parties a certificate to such effect;

(b)	the Hennick Parties shall have performed or complied with, in all material respects, the obligations and covenants required to be performed or complied with by them, respectively, under this Agreement at or prior to the Closing Time, and FirstService shall have received from the Hennick Parties a certificate to such effect;

(c)	FirstService shall have received the certificates representing all of the Purchased Shares registered in the name of the Sellers and marked “cancelled”, together with a share transfer power of attorney executed by each Seller and dated the Closing Date providing for the assignment and transfer to FirstService of those of the Purchased Shares which are being sold by such Seller to FirstService pursuant to Section 2.2;

(d)	FirstService shall have received certificates dated the Closing Date representing the Purchased Shares being acquired by FirstService pursuant to Section 2.2, registered in the name of FirstService;

(e)	FirstService shall have received a copy of resolutions of the directors of each Hennick Party which is an entity, certified by an officer of such Hennick Party: (i) authorizing such Hennick Party to execute and deliver this Agreement together with all those Transaction Documents which are required to be executed and delivered by such Hennick Party in connection with the completion of the Transactions; (ii) in the case of Jayset Mgt only, authorizing and approving the MSA Termination Agreement (as such term is defined in subsection 8.2(h)); and (iii) authorizing and approving the Transactions;

(f)	FirstService shall have received each of the following dated the Closing Date: (i) a Certificate of Status (or the equivalent) for each Purchased Entity and each Seller from its jurisdiction of incorporation or formation; (ii) a copy of the Constituent Documents of each Purchased Entity and each Seller certified by an officer of such Person; and (iii) a certificate of incumbency for each Purchased Entity and each Seller (together with specimen signatures of those individuals actually signing this Agreement);

(g)	FirstService shall have received executed resignations and releases of all the directors and officers of each Purchased Entity, effective at the Closing Date; and

(h)	FirstService shall have received all documents required to be executed and delivered by the Hennick Parties or their Affiliates, respectively, in order to give effect to the matters provided for in the Transaction Documents or otherwise agreed to among the Parties, including: (i) a copy of the MVS Conversion Notice provided to FirstService’s transfer agent prior to the Closing; (ii) such documents as are required or appropriate evidencing the completion and effectiveness of the Reorganization prior to the Closing Time, together with the written notice contemplated by subsection 7.7; and (ii) a termination agreement (the “MSA Termination Agreement”), made as at the Closing Date, among Jayset Mgt, Jay and FirstService (in a form mutually acceptable to the parties thereto, each acting reasonably) pursuant to which: (A) the MSA is terminated for no consideration; (B) each party thereto is released of and from all matters under the MSA up to and including the Closing Date (except FirstService in respect of its obligations under Section 2.3 of this Agreement); and (C) Jayset Mgt waives payment by FirstService of any amounts under the MSA following the Closing Date (except as contemplated in Section 2.3).

8.3          Closing Conditions and Deliveries in Favour of the Hennick Parties. The obligations of the Hennick Parties to consummate the Transactions are subject to the satisfaction and/or fulfillment of each of the following conditions at or prior to the Closing Time, any of which may be waived (to the extent permitted by applicable Law) in writing by the Hennick Parties in their sole discretion or deemed waived if the Hennick Parties complete the Transactions without a written waiver and such condition is not satisfied:

(a)	in respect of the representations and warranties of FirstService contained in this Agreement:

(i)	the FirstService Fundamental Representations shall be true, correct and complete as of the Closing Date as though made on and as of the Closing Date; and

(ii)	all representations and warranties of FirstService (other than the FirstService Fundamental Representations) shall be true, correct and complete, in all material respects, as of the Closing Date (except for any such representations and warranties that already have a materiality qualifier, which shall be true, correct and complete in all respects) as though made on and as of the Closing Date;

in each case, other than such representations and warranties that are made as of another specified date, which representations and warranties shall be true, correct and complete as of such other date, and the Hennick Parties shall have received from FirstService a certificate to such effect;

(b)	FirstService shall have performed or complied with, in all material respects, the obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Time, and the Hennick Parties shall have received from FirstService a certificate to such effect;

(c)	the Hennick Parties shall have received a copy of resolutions of the directors of FirstService, certified by an officer of FirstService, authorizing FirstService to execute and deliver this Agreement together with all those Transaction Documents which are required to be executed and delivered by FirstService in connection with the completion of the Transactions and the approval of the issuance of the Subordinate Voting Shares pursuant to Section 2.1 and subsection 3.3(b);

(d)	the Hennick Parties shall have received each of the following dated the Closing Date: (i) a Certificate of Status (or the equivalent) of FirstService from its jurisdiction of incorporation; (ii) a copy of the Constituent Documents of FirstService certified by an officer of FirstService; and (iii) a certificate of incumbency for FirstService (together with specimen signatures of those individuals actually signing this Agreement);

(e)	the Hennick Parties shall have received all documents required to be executed and delivered by FirstService and its Affiliates, respectively, in order to give effect to the matters provided for in the Transaction Documents, including the MSA Termination Agreement (as such term is defined in subsection 8.2(h));

(f)	payment by FirstService to Jayset Capital of that amount required to be paid at the Closing Time to Jayset Capital in accordance with subsection 3.3(a) to an account designated in writing to FirstService by Jayset Capital; and

(g)	a Seller (or an agent of a Seller) shall have received a certificate or direct registration system advice statement as follows: (i) in the case of Henset Capital, evidencing 1,325,694 Subordinate Voting Shares issuable to Henset Capital pursuant to Section 2.1; (ii) in the case of the Sellers, evidencing an aggregate of 2,918,860 Subordinate Voting Shares issuable to the Sellers in accordance with the Allocation Schedule.

8.4          Closing & Place of Closing. The completion of the Transactions (the “Closing”) will take place on the fifth Business Day immediately following the Business Day on which there occurred the satisfaction or waiver (to the extent permitted by applicable Law) of all conditions set forth above in this Article 8 (other than those conditions that, by their nature, are to be satisfied by deliveries made at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to and in accordance with Article 12, or another date that is mutually agreed to in writing by FirstService and the Hennick Parties (the date of the Closing, the “Closing Date”).

Article 9 – Public Announcements; POST-CLOSING COVENANTS

9.1          Public Announcements. The Parties shall cooperate with each other on the issuance or publication of any press release or other public announcement or filing with respect to this Agreement or the Transactions, and no Party shall issue or publish any such press release or other public announcement without the prior written consent of FirstService and Henset Capital (which consent shall not be unreasonably withheld, conditioned or delayed); provided that nothing herein shall prohibit any Party from any such issuance, publication or filing (including a filing or public disclosure of this Agreement) to the extent that such Party reasonably determines such issuance, publication or filing is required by applicable Laws or by the regulations/rules of any Governmental Authority or stock exchange on which any equity interests of such Party or any of its Affiliates is traded or is proposed to be traded.

9.2          Purchased Entity Minute Books. Following Closing, the Sellers shall send (or cause to be sent) to FirstService (or as FirstService shall direct) the corporate seal (to the extent one exists), minute books (including the corporate records typically maintained therein), share certificates, share certificate books, share transfer books, share register books, shareholders’ register, officers’ register and directors’ register of each Purchased Entity.

9.3          Post-Closing Director Compensation of Jay. Following Closing, FirstService acknowledges and agrees that Jay will continue to serve as a director of FirstService and as a non-executive Chair of the FirstService Board. The Parties acknowledge and agree that, from and after the Closing Time, Jay’s compensation as a director of FirstService and chair of the FirstService Board will be established in a manner consistent with FirstService’s director compensation policy approved by the FirstService Board and in effect from time to time (such compensation being commensurate with that of a non-executive chair of a public company of similar size and complexity to FirstService).

Article 10 – SURVIVAL OF REPRESENTATIONS AND COVENANTS

10.1       Survival of Representations & Warranties of Sale Parties. The respective representations and warranties of the Sale Parties contained in this Agreement shall survive the Closing and, notwithstanding such Closing or any investigations made by or on behalf of the Parties, shall continue in full force and effect as follows:

(a)	with respect to all representations and warranties set forth in this Agreement pertaining to matters involving Taxes and the specific indemnity in Section 11.1(c), for as long from and after the Closing Date as a Purchased Entity may be assessed or reassessed or any Legal Proceedings may be brought in connection therewith, plus sixty (60) days; provided that, if the period of assessment or reassessment otherwise applicable is extended (whether by the giving of a waiver, consent or otherwise), such representations and warranties shall continue in full force and effect until the expiration of the period as so extended, plus sixty (60) days;

(b)	with respect to the Hennick Fundamental Representations, for the period of six (6) years commencing on the Closing Date; and

(c)	with respect to all representations and warranties of a Sale Party contained in Article 4 and not specified above in this Section 10.1, for the period of eighteen (18) months following the Closing Date;

provided that, the indemnity obligations of a Sale Party under Article 11 shall not terminate at the expiration of the periods set forth above with respect to any matters in respect of which a Claim Notice (as such term is defined in subsection 11.4(a)) had been sent at a time which is prior to the expiration of the time period hereinbefore specified in this Section 10.1 as applicable to such matter; and, for greater certainty, the indemnity obligations in respect of each matter in respect of which a Claim Notice had been so sent shall survive until the claim for indemnification made in respect of such matter has been satisfied or otherwise resolved as provided for in Article 11.

10.2       Survival of Representations and Warranties of FirstService. The representations and warranties of FirstService contained in this Agreement shall survive the Closing and, notwithstanding such Closing or any investigations made by or on behalf of the Parties, shall continue in full force and effect as follows:

(a)	with respect to the FirstService Fundamental Representations, for the period of six (6) years commencing on the Closing Date; and

(b)	with respect to all representations and warranties of FirstService contained in this Agreement and not specified above in this Section 10.2, for the period of eighteen (18) months following the Closing Date;

provided that, the indemnity obligations of FirstService under Article 11 shall not terminate at the expiration of the periods set forth above with respect to any matters in respect of which a Claim Notice had been sent at a time which is prior to the expiration of the time period hereinbefore specified in this Section 10.2 as applicable to such matter; and, for greater certainty, the indemnity obligations in respect of each matter in respect of which a Claim Notice had been so sent shall survive until the claim for indemnification made in respect of such matter has been satisfied or otherwise resolved as provided for in Article 11.

Article 11 – INDEMNITIES

11.1       Indemnification by Sale Parties. Following Closing, each Sale Party jointly and severally shall, and do hereby, indemnify and save harmless FirstService and the Purchased Entitles (collectively, the “FirstService Indemnified Parties”) from and against any and all Losses incurred, sustained or suffered by the FirstService Indemnified Parties as a result of or in any way relating to:

(a)	any of the representations and warranties of a Sale Party contained in this Agreement having been untrue or inaccurate;

(b)	any non-compliance by a Sale Party with any of such Sale Party’s covenants and agreements contained in this Agreement; and

(c)	the Reorganization and any and all Taxes of the Purchased Entities arising therefrom, and any and all other Liabilities of a Purchased Entity in existence as at the Closing Time (in each case, other than as accounted for in an adjustment to the Purchase Price, to the extent offset by the Closing Cash or otherwise paid by a Sale Party in accordance with this Agreement).

11.2       Indemnification by FirstService. Following Closing, FirstService shall, and does hereby, indemnify and save harmless each Sale Party (collectively, the “Hennick Indemnified Parties”) from and against any and all Losses incurred, sustained or suffered by the Hennick Indemnified Parties as a result of or in any way relating to:

(a)	any of the representations and warranties of FirstService contained in Article 5 having been untrue or inaccurate; and

(b)	any non-compliance by FirstService with any of FirstService’s covenants and agreements contained in this Agreement.

11.3       Limitations.

(a)	Notwithstanding any other provisions hereof, the maximum aggregate liability of the Sale Parties for their indemnification obligations in Section 11.1 shall not exceed an amount equal to the Purchase Price.

(b)	Notwithstanding any other provisions hereof, the maximum aggregate liability of FirstService for its indemnification obligations in Section 11.2 shall not exceed an amount equal to the Purchase Price.

11.4       Indemnification Procedure.

(a)	If a FirstService Indemnified Party or a Hennick Indemnified Party entitled to indemnity under either Section 11.1 or 11.2 (such party being sometimes referred to in this Article 11 as the “Indemnified Party”) wishes to assert a claim for indemnity against a Party liable to it under this Article 11 (such liable Party being sometimes referred to in this Article 11 as the “Indemnifier” and such claim for indemnity being sometimes referred to as an “Indemnity Claim”), it can only do so by giving a notice in writing (a “Claim Notice”) to the Indemnifier as soon as is reasonably practicable after the discovery of any facts or circumstances that are reasonably likely to give rise to an Indemnity Claim, which Claim Notice must provide reasonable particulars then known of the matters for which indemnity is then being sought (and be accompanied with copies of any relevant documents then received or obtained by the Indemnified Party in respect of such Indemnity Claim) and either the amount of any actual Losses suffered, sustained or incurred by the Indemnified Party in connection with the matter in respect of which indemnity is so being sought or a good faith estimate of such amount (provided that any estimate of such amount shall be subject to indemnification under this Article 11 only at such time as the amount becomes an actual Loss suffered, sustained or incurred).

(b)	The Indemnifier shall have the period of thirty (30) days following its receipt of such Claim Notice (such period being herein called the “Cure Period”) in which to cure or rectify, at its sole cost, the matters for which indemnity is being sought, as specified in such Claim Notice, and, if such matters are capable of being cured or rectified, the Indemnifier shall use its commercially reasonable efforts so as to cause or effect such cure or rectification.

(c)	If the matter for which indemnity is sought:

(i)	has been fully cured or rectified (including the payment of any Losses which the Indemnifier is liable to pay) to the satisfaction of the Indemnified Party, acting reasonably, on or prior to the expiration of the Cure Period, the Indemnifier shall have no further Liability to the Indemnified Party in respect thereof; or

(ii)	either: (x) has not been fully cured or rectified (including the payment of any Losses which the Indemnifier is liable to pay) to the satisfaction of the Indemnified Party, acting reasonably, prior to the expiration of the Cure Period; or (y) in the determination of the Indemnified Party, acting reasonably, is not capable of being cured prior to the expiration of the Cure Period, the Indemnifier shall, forthwith upon the expiration of the Cure Period, in the case of (x) above, or upon the delivery of notice by the Indemnified Party to the Indemnifier of the determination referred to in (y) above, pay to the Indemnified Party the amount payable in respect of that matter pursuant to this Article 11, unless the Indemnifier bona fidely either: (A) disputes the Indemnity Claim; or (B) disputes that it has not cured or rectified the matter for which indemnity is sought, or that the matter is not capable of being cured or rectified prior to the expiration of the Cure Period, and, in each case, has commenced appropriate Legal Proceedings regarding such dispute within thirty (30) days following the end of the Cure Period referable thereto (and then the Indemnifier shall pay to the Indemnified Party the amount payable in connection with such Indemnity Claim, if any, following a determination of such dispute pursuant to such Legal Proceedings or if such Legal Proceedings are not so commenced within such thirty (30) day period, at the expiration of such thirty (30) day period (or as otherwise agreed upon in writing by the Indemnifier and the Indemnified Party)).

11.5       Indemnity is Sole and Exclusive Remedy. Following Closing, this Article 11 shall constitute the sole and exclusive remedy for each Party against any other Party for monetary damages with respect to any and all breaches of any agreement, covenant, representation or warranty made by such other Party in this Agreement; provided that, this Section 11.4 shall not apply to any claims based on fraud or intentional misrepresentation, and provided further that the Parties shall have the right to seek specific performance or other equitable remedies in connection with any breach of this Agreement or any other Transaction Document.

11.6       Insurance Proceeds. In respect of each matter for which a claim for indemnity is made by an Indemnified Party against an Indemnifier in accordance with this Article 11, if such Indemnified Party (or any Affiliate thereof, as the case may be (which Affiliates include a Purchased Entity if the Indemnified Party is a FirstService Indemnified Party)) shall receive any insurance or other proceeds as compensation for (or otherwise in respect of) such matter from an insurance company or any other Person, then the amount otherwise payable by the Indemnifier in respect of such matter shall be reduced by the total amount of the insurance and other proceeds so received (net of any deductibles, premium increases and “out-of-pocket” expenses reasonably incurred by the recipient thereof in connection with, or as a result of, its collection thereof). Each Party agrees that it shall use commercially reasonable efforts to collect upon those of its or its Affiliates insurance policies which provide coverage in respect of a matter for which indemnification is provided under this Article 11, provided that no Indemnified Party shall be prohibited from pursuing or collecting on any claim for indemnification in accordance with this Article 11 while it is using (or required to be using) such efforts to collect upon such insurance policies.

11.7       Interest on Non-Payment. All amounts required to be paid by one Party to another Party pursuant to this Article 11 shall be paid within ten (10) days following written demand for payment and any amount which is not paid when due shall bear interest until paid in full at the rate of 8% per annum, computed, compounded and payable monthly.

11.8       Adjustment to Purchase Price. All indemnity payments pursuant to this Article 11 shall be considered by the Parties as an adjustment to the Purchase Price.

11.9       One Recovery. Any Indemnified Party shall not be entitled to double recovery for any claims even though they may have resulted from the breach of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in this Agreement. No Hennick Party has any liability or obligation with respect to any claim for indemnification to the extent that such matter was reflected as an adjustment to the Purchase Price under Section 3.3(a) of this Agreement.

Article 12 – TERMINATION

12.1       Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a)	by the mutual written consent of the Parties;

(b)	by either FirstService or a Hennick Party if: (i) any Governmental Authority of competent jurisdiction shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such judgment, order, injunction, rule, decree or other action shall have become final and non-appealable; or (ii) the Closing Time shall not have occurred by 5:00 p.m. (Toronto, Ontario local time) on June 28, 2019 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this paragraph 12.1(b)(ii) shall not be available to: (A) FirstService, if a Hennick Party has the right to terminate this Agreement pursuant to subsection 12.1(c); or (B) a Hennick Party, if FirstService has the right to terminate this Agreement pursuant to subsection 12.1(d);

(c)	by a Hennick Party if there has been a breach of any representation, warranty, covenant or agreement made by FirstService in this Agreement, such that the condition set forth in subsection 8.3(a) or 8.3(b) would not be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the End Date;

(d)	by FirstService if there has been a breach of any representation, warranty, covenant or agreement made by a Hennick Party in this Agreement, such that the condition set forth in subsection 8.2(a) or 8.2(b) would not be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the End Date; or

(e)	by any Party if the Transaction Resolution is not approved by the requisite number of votes cast by the holders of Subordinate Voting Shares at the Meeting as contemplated in Section 2.4.

12.2       Notice of Termination. The Party desiring to terminate this Agreement pursuant to this Article 12 shall give written notice of such termination to the other Parties specifying the provision or provisions of this Article 12 pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination.

12.3       Effect of Termination. If this Agreement is validly terminated pursuant to this Article 12, this Agreement shall forthwith become void and of no effect, without any liability on the part of any Party; provided that no such termination shall relieve any Party from any liability for any willful breach of any provision hereof or fraud with respect to the agreements, covenants, representations and warranties expressly made in this Agreement.

Article 13 – GENERAL CONTRACT PROVISIONS

13.1       Notices. All notices and communications sought or, by the terms hereof, required to be given by one Party to another Party shall be given in writing by personal delivery (which delivery may be effected by depositing the notice or communication in question with a courier service for delivery (courier charges fully prepaid)), by registered mail (postage fully prepaid) or by email, delivered, addressed or sent by facsimile to such other Party as follows:

(a)	in the case of FirstService, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Chief Financial Officer) (Email: JRakusin@firstservice.com); with a copy (which copy shall not constitute notice) to Fogler, Rubinoff LLP, at 77 King Street West, Suite 3000, Toronto, Ontario, Canada M5K 1G8 (Attention: Elliott A. Vardin) (Email: evardin@foglers.com); and

(b)	in the case of a Hennick Party, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Jay S. Hennick) (Email: Jay.Hennick@colliers.com); with a copy (which copy shall not constitute notice) to Stikeman Elliott LLP, at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada M5L 1B9 (Attention: Edward J. Waitzer) (Email: EWaitzer@stikeman.com);

or at such other address or facsimile number as may be given by a Party to the other Parties by notice in writing from time to time, and such notices or other communications shall be deemed to have been received as follows: (i) if sent by personal delivery, upon delivery; (ii) if transmitted by email on or prior to 5:00 p.m. (local time in the place at which the notice is to be received) on a Business Day, upon the completion of its transmission (and if not transmitted on a Business Day or transmitted after 5:00 p.m. (local time in the place at which the notice is to be received) on a Business Day, then on the first Business Day following the completion of the transmission); (iii) if sent by overnight courier, on the first Business Day after the date of dispatch; or (iv) if sent by registered mail, six Business Days following the day of the mailing thereof; provided that if any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received six Business Days following the resumption of normal mail service.

13.2       Further Assurances. Each Party agrees that, forthwith upon the written request of any other Party, the Party so requested shall execute and deliver such further documents, cause such meetings to be held, resolutions passed and Constituent Documents enacted or amended, exercise such Party’s vote and influence, and otherwise do and perform and cause to be done and performed any and all such further and other lawful acts and things as are within such Party’s reasonable power to do and as are reasonably necessary or desirable in order to give full effect to each and every part of the Transaction Documents and the Transactions.

13.3       Currency. Unless otherwise stated, all dollar amounts in this Agreement are expressed in Canadian dollars and all payments of funds contemplated by this Agreement shall be made in Canadian funds.

13.4       Number, Gender, “this Agreement” and Headings. In this Agreement, the use of the singular includes the plural and vice versa; words importing gender include all genders; all verbs shall be construed as agreeing with the required word or pronoun; the word “extent” in the phrase “to the extent” means the degree to which a thing extends, and does not mean simply “if”; any reference to “days” means calendar days unless Business Days are expressly specified; and the words “this Agreement”, “herein”, “hereof”, “hereby”, “hereto”, “hereunder” and like expressions refer to this Agreement as a whole and not to any particular part hereof, unless the context otherwise requires. The use of headings in this Agreement is for convenience of reference only and shall not affect the interpretation or construction of this Agreement. The parties hereto further acknowledge and confirm that they have participated jointly in the negotiation and drafting of this Agreement and the other Transaction Documents and that any rule of construction or interpretation otherwise requiring this Agreement or any of the other Transaction Documents to be construed or interpreted against a party hereto by virtue of the authorship of this Agreement or such other Transaction Documents, as the case may be, shall not apply to the construction and interpretation of this Agreement (or any provision of this Agreement) or any of the other Transaction Documents (or any provision of such other Transaction Documents).

13.5       No Brokers. No broker, agent or other intermediary acted for any Party in connection with the Transactions and each Party shall indemnify and save harmless the other Parties from and against any and all claims whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for the Party in question.

13.6       Responsibility for Legal and Accounting Fees. Except as otherwise expressly provided for in this Agreement, each of the Parties shall be responsible for its own legal and accounting fees and other charges incurred in connection with the review, negotiation and preparation of this Agreement and the other Transaction Documents and the Transactions and any post-Closing matters in connection therewith.

13.7       Recovery of Costs of Legal Proceedings. If any Legal Proceedings are taken by any of the Parties against any of the other Parties to enforce any of the provisions of this Agreement or as a result of the breach of any such provisions, the prevailing Party shall be entitled to recover from the non-prevailing Party all reasonable “out-of-pocket” legal fees, costs and expenses (including expert witness fees) incurred in connection with any such legal action.

13.8       Time of Essence. Time is of the essence of this Agreement and of every part hereof.

13.9       Entire Agreement. This Agreement, including the other Transaction Documents, constitutes the entire, full and complete agreement and understanding among the Parties in respect of the subject matters hereof and thereof and supersedes all prior Contracts, letters of intent, term sheets and negotiations among some or all of the Parties hereto with respect thereto. There are no representations, inducements, promises, statements of intention or agreements, oral or written, among the Parties not embodied herein which are of any force or effect with reference to this Agreement, the subject matters hereof or the Transactions. For the avoidance of doubt, the Parties acknowledge and agree that the binding term sheet among certain of the Parties dated March 12, 2019 is hereby terminated and of no further force and effect.

13.10    No Amendment. This Agreement shall not be amended, superseded or cancelled except by a written instrument signed by all of the Parties and any instrument purporting to amend, supersede or cancel this Agreement or any part hereof shall not be binding and shall be of no effect unless and until it has been executed and delivered by all of the Parties.

13.11    No Waiver. The failure of a Party at any time or times to require performance of any provision hereof by any other Party shall in no manner affect the right of such Party to require such performance at a later time. No act or omission of any Party, other than an express written waiver signed by such Party, shall constitute a waiver by such Party of any representation, warranty, covenant, agreement or condition of this Agreement or any breach thereof by another Party. No waiver by a Party hereto of any representation, warranty, covenant, agreement or condition of this Agreement or any breach thereof by another Party, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of such or any other representation, warranty, covenant, agreement, condition or any breach.

13.12    Calculation of Time Periods. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next Business Day. In the event that any date upon which any action is required or permitted to be taken hereunder by any of the parties is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day. Unless expressly provided otherwise, the measure of a period of one month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided, that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date. For example, one month following February 18 is March 18, and one month following March 31 is May 1.

13.13    No Assignment of Agreement. No Party may assign this Agreement or any interest in this Agreement without the prior written consent of all of the Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and, in the case of Parties who are human beings, also upon their respective heirs, executors, administrators and other legal personal representatives.

13.14    References to Laws and Contracts. Any references in this Agreement to any Laws shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto, in each case, to the Closing Time. Any references in this Agreement to any Contract, exhibit or schedule, unless otherwise stated, are to such Contract, exhibit or schedule as amended, modified or supplemented from time to time in accordance with the terms thereof as at the Agreement Date.

13.15    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Province of Ontario (without giving effect to principles of conflicts of laws) and the federal laws of Canada applicable therein and this Agreement shall in all respects be treated as an Ontario contract. Subject to the arbitration provisions of Section 13.18, the Parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario to resolve any dispute which may arise among them concerning this Agreement and the subject matters hereof.

13.16    Execution in Counterparts. This Agreement may be executed in several counterparts, by original or facsimile signature or by or through such other electronic form in which a Party may place or evidence its signature hereon (including an electronic scan of same), each of which so executed shall be deemed to be an original and such counterparts together shall be deemed to be one and the same instrument, which shall be deemed to be executed as of the date first above written.

13.17    Severability. Any provision of this Agreement which is invalid, prohibited or unenforceable in any jurisdiction for any reason shall, as to such jurisdiction only, be ineffective and severable from this Agreement to the extent of such invalidity, prohibition or unenforceability but such invalidity, prohibition or unenforceability shall not invalidate or otherwise affect the remaining provisions of this Agreement nor shall it affect the validity or enforceability of such provision in any other jurisdiction.

13.18    Disputes. Unless otherwise expressly provided herein, to the fullest extent permitted by applicable Laws, if any dispute, claim or other matter should arise concerning the interpretation, performance or breach of this Agreement or any action taken by a Party pursuant to this Agreement (such dispute, claim or other matter being referred to as a “Dispute”), such Dispute shall be determined by arbitration conducted by one arbitrator in the City of Toronto, Ontario in accordance with the Arbitration Act, 1991 (Ontario) and a Party seeking arbitration of a Dispute shall so notify the other Parties by notice in writing (an “Arbitration Notice”), which Arbitration Notice shall set out reasonable particulars of the Dispute in respect of which arbitration is so being sought. Nothing in this Section 13.18 shall preclude a Party from instituting legal action seeking equitable relief in order to protect its rights pending the outcome of an arbitration hereunder. Notwithstanding the preceding provisions of this Section 13.18, the provisions of this Section 13.18 may not be invoked in connection with, or emanating out of, any matter or procedure, the resolution of which is provided for in subsection 6.2(d) except for the purpose of enforcing the provisions of subsection 6.2(d).

13.19    Legal Representation. Each Party represents and warrants that: (a) such Party has consulted with independent duly qualified legal counsel of such Party’s own choosing and has had this Agreement and all of the other Transaction Documents reviewed and negotiated on such Party’s own behalf by such legal counsel; (b) such Party has had sufficient time in which to consider whether or not to enter into this Agreement and the other Transaction Documents and such Party has read this Agreement and the other Transaction Documents and fully understands all of the respective terms, conditions and provisions of this Agreement and the other Transaction Documents; and (c) such Party is entering into, executing and delivering this Agreement and the other Transaction Documents of such Party’s own free will and in reliance solely on such Party’s own judgment and the advice of such Party’s legal counsel.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Agreement Date.

HENSET CAPITAL INC.

		Per:	“Jay S. Hennick”
			Name:	Jay S. Hennick
			Title:	President and CEO

		Per:	“Lynda Cralli”
			Name:	Lynda Cralli
			Title:	Secretary

JAYSET CAPITAL CORP.

		Per:	“Jay S. Hennick”
			Name:	Jay S. Hennick
			Title:	President and Secretary

FSV SHARES LP, by its general partner, 2688845 ONTARIO INC.

		Per:	“Jay S. Hennick”
			Name:	Jay S. Hennick
			Title:	Chairman and CEO

JAYSET MANAGEMENT FSV INC.

		Per:	“Jay S. Hennick”
			Name:	Jay S. Hennick
			Title:	President and CEO

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
)
“Jonathan Ng”	)
Signature of Witness	)		“Jay S. Hennick”
	)		JAY S. HENNICK
Jonathan Ng	)
Print Name of Witness	)

FIRSTSERVICE CORPORATION

Per:	“Michael Stein”
	Name:	Michael Stein
	Title:	Director/Chair of the Compensation
Committee

SCHEDULE “A”

Form of Transaction Resolution

BE IT RESOLVED THAT:

1.	the transaction (the “Transaction”) involving FirstService Corporation (“FirstService”), as more particularly described and set forth in the Management Information Circular of FirstService dated March 25, 2019 (as the Transaction is contemplated by, and may be, or may have been, amended, modified or supplemented in accordance with the terms of, the transaction agreement dated April 2, 2019 among FirstService, Henset Capital Inc., Jayset Capital Corp., FSV Shares LP, Jayset Management FSV Inc. and Jay S. Hennick (the “Transaction Agreement”)), is authorized, approved and adopted;

2.	the Transaction Agreement, and all the matters contemplated therein, together with the actions of the directors of FirstService in approving the Transaction and the actions of the directors and officers of FirstService in executing and delivering the Transaction Agreement, together with any amendments, modifications or supplements thereto, are hereby ratified and approved;

3.	any one or more directors or officers of FirstService are authorized, for and on behalf and in the name of FirstService, to execute, whether under the corporate seal of FirstService or otherwise, and deliver all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as such director(s) or officer(s) may determine to be necessary, desirable or useful for the purpose of giving effect to these resolutions, the completion of the Transaction and the Transaction Agreement, such determination to be conclusively evidenced by the execution and delivery by such director(s) or officer(s) of any such agreement, form, waiver, notice, certificate, confirmation or other document and instrument or the doing of any such act or thing; and

4.	notwithstanding that these resolutions have been passed (and the Transaction approved) by the holders of Subordinate Voting Shares of FirstService, the directors of FirstService are hereby authorized and empowered, at their discretion and without further notice to, or approval of, the shareholders of FirstService: (a) to amend, modify or supplement the Transaction Agreement to the extent permitted by the Transaction Agreement; and (b) subject to the terms of the Transaction Agreement, not to proceed with the Transaction and/or any related transactions.

SCHEDULE “B”

Reorganization Memo

[The Reorganization Memo has been omitted as its disclosure would violate confidentiality provisions. The Reorganization Memo contains information on, and changes to, the ownership of various entities directly or indirectly owned or controlled by Jay S. Hennick and unrelated to FirstService Corporation or the transaction being contemplated, and proposed tax matters related to such changes.]